Exhibit 2.1

Execution Version

SHARE AND ASSET PURCHASE AGREEMENT

between:

II-VI HOLDINGS B.V.,

a Netherlands corporation, and

OCLARO TECHNOLOGY LIMITED,

a company incorporated under the laws of England and Wales

Dated as of September 12, 2013

LIST OF ANNEXES

Annex A -	Certain Definitions

Annex A-I -	List of Knowledge Group

Annex A-II	Definition of “Business”

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SHARE AND ASSET PURCHASE AGREEMENT

THIS SHARE AND ASSET PURCHASE AGREEMENT is entered into as of September 12, 2013, by and between II-VI HOLDINGS B.V., a corporation duly organized and validly existing under the laws of the Netherlands (the “Purchaser”) and OCLARO TECHNOLOGY LIMITED, a company incorporated under the laws of England and Wales with company number 2298887, having its registered office at Caswell Office, Towcester, Northamptonshire, NN12 8EQ, England (“Seller”). Certain capitalized terms used in this Agreement are defined in Annex A.

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The Seller and the Purchaser wish to provide for the sale of all outstanding shares of capital stock (the “Shares”) of Oclaro Switzerland GmbH, a limited liability company (Gesellschaft mit beschränkter Haftung) formed under the laws of the Swiss Confederation (the “Company”), to the Purchaser or an Affiliate of the Purchaser on the terms set forth in this Agreement; and

The Seller and the Purchaser wish to provide for the sale of the Transferred Assets (as defined in Section 1.2) to, and the assumption of the Assumed Liabilities (as defined in Section 1.5) by, the Purchaser or an Affiliate of the Purchaser on the terms set forth in this Agreement.

AGREEMENT

The parties to this Agreement, intending to be legally bound, agree as follows:

1. SALE OF SHARES AND TRANSFERRED ASSETS; RELATED TRANSACTIONS.

1.1 Sale of Shares. At the Closing (as defined in Section 1.9), upon the terms and subject to the conditions set forth in this Agreement, Seller shall cause to be sold, assigned, transferred and conveyed to Purchaser or an Affiliate of Purchaser, and Purchaser or an Affiliate of Purchaser shall purchase and acquire from Seller or an Affiliate of Seller, the Shares, including rights appertaining to the Shares, in consideration for payment of the Purchase Price (as defined in Section 1.4).

1.2 Sale of Transferred Assets. The Seller shall sell and transfer and Seller shall cause its Affiliates to sell to the Purchaser or an Affiliate of Purchaser, at the Closing (other than as provided in Section 1.11), all of the right, title and interest of Seller or any Affiliate of Seller in the following tangible and intangible assets to the extent located in the United Kingdom or otherwise owned by Seller (the “UK Transferred Assets”), on the terms and subject to the conditions set forth in this Agreement, in consideration for payment of the Purchase Price:

(a) Patents and Patent Applications: All of the patents, patent applications and patent rights to inventions identified on Part 1.2(a) of the Disclosure Letter (the Patents, Patent Applications and patent rights to inventions referred to in this Section 1.2(a) being referred to in this Agreement as the “Transferred Patents”), subject to any rights granted in the Intellectual Property License Agreement.

(b) Other Proprietary Assets: All of the Trade Secrets, Technology and Intellectual Property Rights (other than patent rights, which are addressed in Section 1.2(a)) that are either (i) used exclusively in the Business, or (ii) described on Part 1.2(b) of the Disclosure Letter (the Trade Secrets, Technology and Intellectual Property Rights referred to in this Section 1.2(b), together with the Trade

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Secrets, Technology and Intellectual Property Rights sold, transferred and conveyed pursuant to the Non-UK Transfer Documents, being referred to in this Agreement as the “Transferred IP”).

(c) Inventory: All of the Inventory owned by the Seller or any Affiliate of the Seller that (i) relates exclusively to the Business regardless of location, (ii) is listed on Part 1.2(c) of the Disclosure Letter, except to the extent such inventory has been sold in the ordinary course of business prior to the Closing, (iii) is vendor managed inventory owned by Seller or an Affiliate of Seller relating exclusively to the Business and located at the site of a customer or any other Person, or (iv) is located at the Company’s facility in Switzerland or located at Tucson, Arizona (the Inventory referred to in this Section 1.2(c), together with the Inventory sold, transferred and conveyed pursuant to the Non-UK Transfer Documents, being referred to in this Agreement as the “Transferred Inventory”).

(d) Equipment: All of the Equipment that is (i) owned by the Seller or any Affiliate of the Seller and used exclusively in the Business, (ii) listed on Part 1.2(d) of the Disclosure Letter, or (iii) other than personal items, information technology equipment assigned to persons that are not Transferred Employees, or items of a similar nature, and other than any customer-owned equipment and up to $46,500 of Equipment in Tucson, Arizona (to the extent that such Equipment is owned by Fabrinet), is located at the Company’s facility in Switzerland or located at Tucson, Arizona (the Equipment referred to in this Section 1.2(d), together with the Equipment sold, transferred and conveyed pursuant to the Non-UK Transfer Documents, being referred to in this Agreement as the “Transferred Equipment”) (it being understood that Equipment owned by a third party and leased to the Seller or an Affiliate of the Seller is not “Transferred Equipment”).

(e) Contracts: The benefit (subject to the burden) of the Seller or any Affiliate of the Seller under the Contracts (a) identified on Part 1.2(e) of the Disclosure Letter, (b) that are customer purchase orders to the extent exclusively related to the Business and received and accepted in the ordinary course of business of the Business consistent with past practices, and (c) the portions of the Contracts listed on Part 1.2(e)(i) of the Disclosure Letter that are exclusively related to the Business (the Contracts referred to in this Section 1.2(e), together with the Contracts conveyed pursuant to the Non-UK Transfer Documents, being referring to in this Agreement as the “Transferred Contracts”).

(f) Records: All Records exclusively or primarily related to the Business (the Records referred to in this Section 1.2(f), together with the Records conveyed pursuant to the Non-UK Transfer Documents, being referring to in this Agreement as the “Transferred Books”); provided, however, that Seller and its Affiliates shall be entitled to retain one or more copies of any Transferred Books, which Transferred Books are confidential information subject to the terms of the NDA provided that the terms of non-disclosure under the NDA shall continue indefinitely.

(g) Governmental Authorizations: All of the Governmental Authorizations that are capable of being transferred and that are held by the Seller or any Affiliate of the Seller and used or held for use exclusively in the Business, including without limitation those identified on Part 1.2(g) of the Disclosure Letter (the Governmental Authorizations referred to in this Section 1.2(g), together with the Governmental Authorizations conveyed pursuant to the Non-UK Transfer Documents, being referring to in this Agreement as the “Transferred Governmental Authorizations”).

(h) Prepayments: Prepayments made pursuant to any Transferred Contracts;

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(i) Claims: All claims, guarantees, warranties, rights of indemnity and other rights of recovery and other Proceedings against third parties solely with respect to the Transferred Assets or the Assumed Liabilities, whether arising by way of counterclaim or otherwise;

(j) Models and Prototypes: All models (whether tangible or digital), prototypes and test devices exclusively embodying any of the products exclusive to the Business; and

(k) Goodwill: The goodwill of the Business, other than the goodwill associated with the other businesses of the Seller or any Affiliate of the Seller, or the name or Trademarks of the Seller or any of the Affiliates of the Seller that are not Transferred Assets, including any Trademarks that include any form of “Oclaro”.

Part 1.2(x) of the Disclosure Letter indicates, as to each Transferred Asset, which of Purchaser or Purchaser’s Affiliates is receiving title hereunder.

The Seller shall cause the Parent and, as applicable, any of Parent’s Affiliates to sell, transfer and convey to the Purchaser or an Affiliate of Purchaser, at the Closing, all of the right, title and interest of the Parent or such Affiliate of Parent in any tangible or intangible assets that would constitute Transferred Assets but for the fact that such assets are owned by any Affiliate of Seller or Parent or not located in the United Kingdom (“Non-UK Transferred Assets,” and together with the UK Transferred Assets, the “Transferred Assets”), on the terms and subject to the conditions set forth in this Agreement and pursuant to one or more bills of sale and assignments in form and substance mutually agreeable to the Purchaser and the Seller (the “Non-UK Transfer Documents”), in consideration for payment of the Purchase Price.

Notwithstanding anything in Section 1.2 to the contrary, Seller and Purchaser expressly acknowledge and agree that the Transferred Assets will not include any assets, rights or properties other than those specifically described above in this Section 1.2, and any assets, rights or properties specifically identified on Part 1.2A of the Disclosure Letter are expressly excluded from the Transferred Assets (such excluded assets being referred to herein collectively as the “Excluded Assets”).

1.3 Delivery of Tangible Transferred Assets. The following provisions shall apply with respect to the physical delivery of the Transferred Inventory, Transferred Equipment and Transferred Books to the Purchaser (the “Tangible Transferred Assets”): (a) any and all Tangible Transferred Assets that are located in or in transit to any facility identified on Part 1.3(a) of the Disclosure Letter shall remain at such location; (b) any and all Tangible Transferred Assets that are located in or in transit to any facility identified on Part 1.3(b) of the Disclosure Letter shall be delivered under terms set forth in the Manufacturing and Supply Agreement or the Transition Services Agreement; and (c) as soon as practicable (and in any event within 45 days) after the Closing, the Seller shall cause the Tangible Transferred Assets that are located in or in transit to any location other than the facilities identified in Part 1.3(a) of the Disclosure Letter and Part 1.3(b) of the Disclosure Letter to be delivered to a location (or locations) designated by the Purchaser in writing. The Purchaser shall bear the costs for and risks relating to the delivery of such Tangible Transferred Assets to the Purchaser.

1.4 Purchase Price. The aggregate purchase price (the “Purchase Price”) to be paid by the Purchaser as consideration for the sale, transfer and conveyance of the Shares and the Transferred Assets pursuant to this Agreement shall be One Hundred Fifteen Million Dollars ($115,000,000), subject to adjustment pursuant to Section 1.6 below. The Purchase Price shall be paid as follows:

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(a) At the Closing, the Purchaser shall pay (or cause to be paid) to Seller (or to one or more Affiliates of Seller), in cash in immediately available funds, a total of One Hundred Fifteen Million Dollars ($115,000,000), less the Retained Accounts Receivable Amount, less the Indemnification Holdback Amount, less the Working Capital Holdback Amount, by wire transfer to one or more accounts provided to the Purchaser by Seller prior to the Closing (it being understood that if Seller desires that any portion of the amount specified in this Section 1.4 be paid to any Affiliate of Seller, Seller shall provide the Purchaser with written instructions with respect thereto prior to the Closing).

(b) At the Closing, the Purchaser shall assume the Assumed Liabilities by delivery to Seller of an Assignment and Assumption Agreement in form and substance mutually agreeable to the Purchaser and the Seller (the “Assumption Agreement”).

(c) At the Closing, the Purchaser shall withhold the Indemnification Holdback Amount from the Purchase Price to provide funds against which a Purchaser Indemnitee may assert claims of indemnification under this Agreement. The Indemnification Holdback Fund will be held, administered and distributed by Purchaser in accordance with the terms of Article 8 of this Agreement.

(d) At the Closing, the Purchaser shall withhold the Working Capital Holdback Amount from the Purchase Price to provide funds against which the Purchaser may draw in the event of an adjustment to the Purchase Price pursuant to Section 1.6. The Working Capital Holdback Fund will be held, administered and distributed by Purchaser in accordance with the terms of Section 1.6 of this Agreement.

1.5 Assumption of Liabilities.

(a) Simultaneously with the Closing, the Purchaser or an Affiliate of Purchaser shall assume and be liable for, and shall pay, perform and discharge, when due, and no other Liabilities: (i) all Liabilities arising after the Closing under the Transferred Contracts but only to the extent that such Liabilities thereunder do not relate to any failure to perform, improper performance, or other breach, default or violation of any such Transferred Contract by Seller or any Affiliate of Seller prior to the Closing; (ii) all Liabilities arising from the conduct of the Business or the ownership of the Transferred Assets by Purchaser or any Affiliate of Purchaser following the Closing, including without limitation the design, manufacture, import, sale or offer for sale of any products by the Purchaser or any Affiliate of Purchaser irrespective of when such products were designed, manufactured, imported, or offered for sale; and (iii) all Liabilities of the Purchaser incurred in accordance with this Agreement, including, without limitation, those set forth on Part 1.5(a) of the Disclosure Letter (the Liabilities described in clauses “(i)”, “(ii)”, and “(iii)” of this sentence being collectively referred to as the “Assumed Liabilities”).

(b) Notwithstanding Section 1.5(a), the Purchaser shall not assume and shall not be responsible to pay, perform or discharge any Liabilities of Seller or any of its Affiliates of any kind or nature whatsoever other than the Assumed Liabilities (the “Excluded Liabilities”). Without limiting the generality of the foregoing, the Excluded Liabilities shall include, but not be limited to, the following:

(i) any and all Liabilities to the extent arising from, or incurred in connection with, the Excluded Assets;

(ii) any and all Liabilities of Seller or any of its Affiliates for Seller Transaction Expenses (as defined in Section 10.5(b) below);

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(iii) any and all Liabilities of Seller or any of its Affiliates listed on Part 1.5(b) of the Disclosure Letter;

(iv) all Liabilities to the extent arising from the conduct of the Business or the ownership of the Transferred Assets on and prior to the Closing Date including, without limitation, all Liabilities associated with administering and honoring all repair and replacement warranties, returns and similar obligations related to the products and services of the Business sold on or prior to the Closing Date or such services provided on or prior to the Closing Date; provided that, with respect to products sold or services performed prior to the Closing, Purchaser will administer and honor all such warranties, returns and similar obligations on behalf of Seller and any Affiliate of Seller;

(v) any Liability for (x) Taxes of Seller or any Affiliate of Seller or relating to the Transferred Assets or the Assumed Liabilities for any Pre-Closing Period, (y) Taxes that arise out of the consummation of the transactions contemplated hereby or that are the responsibility of Seller pursuant to Section 1.7 or (z) other Taxes of Seller or any Affiliate of Seller of any kind or description (including any Liability for Taxes of Seller or any Affiliate of Seller that becomes a Liability of Purchaser or any Affiliate of Purchaser under any common Legal Requirement doctrine of de facto merger or transferee or successor liability or otherwise by operation of contract or Legal Requirement, except current real estate and personal property taxes with respect to the Business or the Transferred Assets to the extent such Taxes relate to a Post-Closing Period);

(vi) any Liabilities of Seller or any Affiliate of the Seller for any Pre-Closing Period relating to present or former employees, officers, directors, retirees, independent contractors or consultants of Seller or any Affiliate of Seller, including, without limitation, any Liabilities associated with any claims for wages or other benefits, bonuses, accrued vacation, workers’ compensation, severance, retention, termination or other payments;

(vii) any Liabilities to indemnify, reimburse or advance amounts to any present or former officer, director, employee or agent of Seller or any Affiliate of Seller, including, with respect to any breach of fiduciary obligations;

(viii) any Liabilities associated with debt, loan or credit facilities of the Seller and/or any Affiliate of Seller; and

(ix) any Liabilities arising out of, in respect of or in connection with the failure by Seller or any of its Affiliates to comply with any Legal Requirement or Order.

1.6 Net Working Capital Adjustment.

(a) Part 1.6(a) of the Disclosure Letter sets forth an example calculation of Net Working Capital as of June 29, 2013, including the components thereof. Any amount by which the Closing Date Net Working Capital is less than the Net Working Capital Target will reduce the Purchase Price, and any amount by which the Closing Date Net Working Capital is greater than the Net Working Capital Target will increase the Purchase Price.

(b) Within 70 calendar days of the Closing Date, the Seller shall prepare and deliver to the Purchaser a statement setting forth the calculation of the Net Working Capital as of immediately before the Closing, including the components thereof, as calculated on a basis consistent with Part 1.6(a) of the Disclosure Letter (the “Closing Date Net Working Capital”).

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(c) The Purchaser will notify the Seller in writing of any objections to the Seller’s computation of Closing Date Net Working Capital within 15 calendar days after the Purchaser receives the statement of Closing Date Net Working Capital. If the Purchaser does not notify the Seller of any such objections by the end of that 15-day period, then the Closing Date Net Working Capital will be considered final at the end of the last day of that 15-day period. If the Purchaser does notify the Seller of any such objections by the end of that 15-day period and the Purchaser and the Seller are unable to resolve their differences within 15 calendar days thereafter, then the Purchaser and the Seller will instruct their respective accountants to use commercially reasonable efforts to resolve such disputed items to their mutual satisfaction and to deliver a final Closing Date Net Working Capital to the Purchaser and the Seller as soon as reasonably possible. If the Purchaser’s accountants and the Seller’s accountants are unable to resolve any such disputed items within 15 calendar days after receiving such instructions, then the remaining disputed items and the value attributable to them by each of the Purchaser and the Seller will be submitted to a nationally recognized accounting firm mutually agreed by the Purchaser and the Seller (the “Accounting Arbiter”) for resolution, and the Accounting Arbiter will be instructed to determine the final Closing Date Net Working Capital to the Purchaser and the Seller as soon as possible. The Accounting Arbiter will consider only those items and amounts in the Purchaser’s and the Seller’s respective calculations of the Closing Date Net Working Capital that are identified as being items and amounts to which the Purchaser and the Seller have been unable to agree. In resolving any disputed item, the Accounting Arbiter may not assign a value to any item greater than the greatest value for such item claimed by either party or less than the smallest value for such item claimed by either party. The Accounting Arbiter’s determination of the Closing Date Net Working Capital will be based solely on the Audited Financial Statements and the written materials submitted by the Purchaser and the Seller (i.e., not on independent review) and on the definition of Net Working Capital included herein. The determination of the Accounting Arbiter will be final, conclusive and binding upon the parties hereto. Neither the Purchaser nor the Seller will have any right to, and will not, institute any Proceeding challenging such determination or with respect to the matters that are the subject of this Section 1.6, except that the foregoing will not preclude a Proceeding to enforce such determination. If the Accounting Arbiter’s determination of Closing Date Net Working Capital is closer to the value initially asserted by the Purchaser to the Accounting Arbiter, then the Seller will pay the costs of the Accounting Arbiter. If the Accounting Arbiter’s determination of Closing Date Net Working Capital is closer to the value initially asserted by the Seller to the Accounting Arbiter, then the Purchaser will pay the costs of the Accounting Arbiter. Each of the Seller and the Purchaser and their respective Affiliates will cooperate with and assist the Accounting Arbiter to determine the final Closing Date Net Working Capital, including by making available and granting reasonable access to records and employees. The terms of engagement of the Accounting Arbiter for the purposes of this Section 1.6(c) shall be such reasonable commercial terms as shall be agreed between the Seller and the Purchaser consistently with the provisions of this Section 1.6. If the Seller and the Purchaser fail to agree on terms of engagement for the Accounting Arbiter within 5 calendar days, the Seller and the Purchaser agree that each of them will execute the standard form of the Accounting Arbiter’s terms of engagement as proposed by the Accounting Arbiter for its appointment.

(d) Within five (5) business days after the final determination of the Closing Date Net Working Capital in accordance with this Section 1.6:

(i) if the Closing Date Net Working Capital is greater than the Net Working Capital Target, the Purchaser will cause (X) the amount by which the Closing Date Net Working Capital exceeds the Net Working Capital Target plus (Y) the entire Working Capital Holdback Fund to be paid to the Seller by wire transfer of immediately available funds to an account designated by the Seller; and

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(ii) if the Closing Date Net Working Capital is less than the Net Working Capital Target: (A) the Purchaser shall retain from the Working Capital Holdback Fund the amount by which the Net Working Capital Target exceeds the Closing Date Net Working Capital (the “Shortfall”), (B) if the amount of the Shortfall is less than the Working Capital Holdback Fund, the Purchaser shall cause the amount by which the Working Capital Holdback Fund exceeds the Shortfall to be paid to the Seller by wire transfer of immediately available funds to an account designated by the Seller, and (C) if the amount of the Shortfall exceeds the amount of the Working Capital Holdback Fund, the Seller will pay to the Purchaser the amount of the Shortfall that is in excess of the Working Capital Holdback Fund by wire transfer of immediately available funds to an account designed by the Purchaser.

1.7 Transfer Taxes. To the extent any sales (including bulk sales), value added, use, transfer, ad valorem, privilege, gross receipts, registration, conveyance, excise, license, goods and services, stamp or similar Taxes and documentary charges, recording fees or other charges or fees that arise out of, in connection with or are attributable to the sale of the Shares and the Transferred Assets to the Purchaser or any of the other Transactions (collectively, the “Transfer Taxes”) are imposed, such Transfer Taxes shall be the responsibility of, and timely paid by, both the Purchaser and the Seller in equal proportions. Seller shall, at its own expense, timely file any Tax Return or other document with respect to such Taxes or fees for the Business operations prior to or in connection with the Closing (and Purchaser shall cooperate with respect thereto as necessary). At the time any of the Shenzhen Equipment is transferred, Seller will promptly pay (or cause to be paid) all taxes and costs related to the transfer of such Shenzhen Equipment, including without limitation any import customs duties, import-value-added taxes, value-added taxes, stamp duties, business taxes and local surtaxes (collectively, “Shenzhen Transfer Taxes”); provided, that Purchaser or one of its Affiliates shall promptly (upon receipt of written demand therefor) reimburse Seller for any Shenzhen Transfer Taxes incurred by Seller up to an amount of $1,000,000. Subject to the conditions set forth in the Bills of Sale in respect of the Shenzhen Equipment, Seller will promptly pay (or cause to be paid) all Shenzhen Transfer Taxes, if any, which exceed $1,000,000. The Purchaser and the Seller shall use commercially reasonable efforts to minimize Transfer Taxes, if any, arising out of or relating to the Transactions, including by Purchaser accepting delivery of software assets located in the State of California by electronic transmission from Seller’s or Seller’s Affiliates’ place of business to Purchaser’s computers in accordance with California Sales and Use Tax Regulation 1502(f)(1)(D), with Seller and its Affiliates having no obligation to deliver any tangible assets in connection with the delivery of such software.

1.8 Allocation. The Seller and the Purchaser shall cooperate in good faith to reach an agreement as to the allocation of the Purchase Price attributable to the Transferred Assets for U.S. federal income tax purposes in accordance with Section 1060 of the Code and for tax purposes and Legal Requirements of other applicable jurisdictions. If such agreement is achieved by the Seller, on the one hand and the Purchaser, on the other hand, then the Seller and the Purchaser shall, to the extent applicable, prepare and file Internal Revenue Service Form 8594 on a basis consistent with such agreement and shall take no contrary position except to the extent required by applicable Legal Requirements. If such agreement is not achieved by the Seller, on the one hand and the Purchaser, on the other hand, then the Seller and the Purchaser shall allocate the Purchase Price attributable to the applicable Transferred Assets in accordance with their separate determinations.

1.9 Closing. The closing of the sale of the Shares and the Transferred Assets and the assumption of the Assumed Liabilities pursuant to this Agreement (the “Closing”) shall take place on the date of this Agreement and be held at the offices of Sherrard, German & Kelly, P.C. in Pittsburgh, Pennsylvania, or at such other time or place as Buyer and Sellers mutually agree in writing. For

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purposes of this Agreement, “Closing Date” shall mean the date on which the Closing actually takes place.

1.10 Third Party Consents. To the extent that rights of Seller or any Affiliate of Seller under any Contract or Governmental Authorization constituting a Transferred Asset, may not be assigned to Purchaser without the consent of another Person which has not been obtained, this Agreement shall not constitute an agreement to assign the same if an attempted assignment would constitute a breach thereof or be unlawful, and Seller or its Affiliate shall use commercially reasonable efforts to obtain any such required consent(s) as promptly as possible. The expenses incurred by Seller and its Affiliate(s) to obtain any such consent(s) shall be borne by Seller. If any such consent shall not be obtained or if any attempted assignment would be ineffective or would impair Purchaser or its Affiliates’ rights under the Transferred Asset in question so that Purchaser or an Affiliate of Purchaser would not in effect acquire the benefit of all such rights, Seller shall (or cause its Affiliate to), to the maximum extent permitted by Legal Requirement and the Transferred Asset, (i) act after the Closing as Purchaser’s agent in order to obtain for it the benefits thereunder; and (ii) cooperate with the Purchaser in any other reasonable arrangement designed to provide such benefits to Purchaser or its Affiliate; provided, that to the extent such benefits are provided to Purchaser or any Affiliate of Purchaser, Purchaser shall be responsible for all corresponding Liabilities arising after the Closing but only to the extent that such Liabilities do not relate to any failure to perform, improper performance, warranty or other breach, default or violation by Seller or an Affiliate of Seller on or prior to the Closing.

1.11 Shenzhen Equipment. All of the Shenzhen Equipment, including record title thereto, free and clear of any Encumbrance, will be transferred after the Closing Date as provided in the Bills of Sale with respect to the Shenzhen Equipment (which shall be in form and substance mutually agreeable to the Purchaser and the Seller). “Shenzhen Equipment” shall mean the Transferred Equipment located in Shenzhen, People’s Republic of China. Notwithstanding the foregoing, the Parties acknowledge that the purchase price allocated to the Shenzhen Equipment is being paid in full by the Purchaser on the Closing Date and the Seller and its Affiliates have conveyed equitable title pursuant to this Agreement.

2. REPRESENTATIONS AND WARRANTIES OF THE SELLER.

Seller represents and warrants, subject to such exceptions as are disclosed in the Disclosure Letter prepared in accordance with Section 10.16, to and for the benefit of the Purchaser and any Affiliate of Purchaser, as follows:

2.1 Due Organization, Etc.

(a) Organization. The Seller and each Affiliate of the Seller that owns any Transferred Assets is a corporation or other entity duly organized, validly existing and in good standing (in jurisdictions that recognize the concept of good standing) under the Legal Requirements of the jurisdiction of its organization and has full power and unrestricted authority to own and operate the Transferred Assets, and, where applicable, to own and dispose of the Shares and to carry on the Business as currently conducted. The Company is a limited liability company (Gesellschaft mit beschränkter Haftung) duly organized, validly existing and in good standing under the Legal Requirements of the Swiss Confederation, having its registered domicile in Zurich, Switzerland, and has full power and authority to own and operate the Company Assets and to carry on the Business as currently conducted by the Company. Part 2.1(a) of the Disclosure Letter accurately sets forth the jurisdiction of organization for the Parent, the Company, Seller and each Affiliate of the Seller that owns any Transferred Asset.

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(b) Qualification. The Seller and each Affiliate of the Seller that owns Transferred Assets is qualified to do business as a foreign entity under the Legal Requirements of all jurisdictions in which the ownership of the Transferred Assets or the operation of the Business as currently conducted requires such qualification, except where the failure to be so qualified would not have a Material Adverse Effect. The Company is qualified to do business as a foreign entity under the Legal Requirements of all jurisdictions where the property owned, leased or operated by it or the nature of its business requires such qualification. Part 2.1(b) of the Disclosure Letter accurately sets forth the jurisdictions where Parent, the Company, Seller and each Affiliate of the Seller that owns any Transferred Asset is qualified to do business as a foreign entity.

(c) Directors and Officers. Part 2.1(c) of the Disclosure Letter accurately sets forth the members of the board of directors and executive officers of the Company.

2.2 Inventory. All of the Transferred Inventory and the Company Inventory is (and will as of the Closing be) of such quality and quantity as to be usable and saleable in the ordinary course of business of the Business, except for any such Transferred Inventory and Company Inventory included in reserves for unusable or unsaleable inventory accrued for on the Business Financial Statements. All Transferred Inventory is owned by Seller or an Affiliate of Seller free and clear of all Encumbrances and all Company Inventory is owned by the Company free and clear of all Encumbrances. No Transferred Inventory or Company Inventory is held on a consignment basis. Part 2.2 of the Disclosure Letter accurately sets forth the location of all Transferred Inventory and Company Inventory and accurately identifies the owner of all Transferred Inventory.

2.3 Equipment.

(a) Part 2.3(a) of the Disclosure Letter accurately identifies as of the date of this Agreement all material items of Transferred Equipment and all material Equipment owned by the Company, and the location and owner of such material items of Equipment.

(b) Part 2.3(b) of the Disclosure Letter accurately identifies as of the date of this Agreement all material items of Equipment that are used in the Business and are (i) owned by a customer of the Business and (ii) physically located in one of Seller’s manufacturing facilities or a manufacturing facility of a contract manufacturer for the Business.

(c) All of the Transferred Equipment and other Equipment owned by the Company, the Seller or any Affiliate of the Seller in connection with the Business: (i) are structurally sound and in good operating condition and repair (ordinary wear and tear excepted) and are suitable for use in the ordinary course of business; and (ii) are adequate for the uses to which they are being put in the ordinary operation of the Business.

(d) The Shenzhen Equipment is owned by the Shenzhen Company.

2.4 Financial Statements; Absence of Changes.

(a) Part 2.4(a) of the Disclosure Letter contains an accurate copy of the audited balance sheet of the Company as of June 29, 2013 (the “Company Balance Sheet”), and the related audited statement of income for the fiscal year then ended (collectively, the “Company Financial Statements”). The Company Financial Statements present fairly in all material respects the financial condition, results of operations and cash flows of the Company as of the date thereof and for the period

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covered thereby, all in accordance with Swiss Accounting and Reporting Recommendations (Swiss GAAP FER). The Company Financial Statements are correct and complete in all material respects. The Company Financial Statements have been prepared from and are consistent with the accounting books and Records of the Company.

(b) The Seller has delivered to the Purchaser the unaudited pro forma balance sheet of the Business as of June 29, 2013 (the “Balance Sheet Date”), and the unaudited related pro forma statement of income for the Business for the twelve months then ended (collectively, the “Business Financial Statements”). The Business Financial Statements are correct and complete in all material respects and present fairly in all material respects the financial condition and results of operations of the Business as of the date thereof and for the period covered thereby, all in accordance with GAAP except that (i) the accounting for the Company’s pension is in accordance with Swiss GAAP FER, (ii) the Business Financial Statements incorporate pro forma estimates, assumptions and adjustments, including the exclusion of stock compensation charges, insurance payments from the Thailand floods, restructuring costs associated with production transfers and related activities, foreign currency gain/loss on intercompany balances, income or expense from non-cash “in period” changes in inventory absorption and valuation and tax provision and (iii) no statements of cash flows, shareholders equity, or comprehensive income have been included and no footnotes have been included. The Business Financial Statements have been prepared from and are consistent with the accounting books and Records of the Seller and its Affiliates.

(c) Between the Balance Sheet Date and the date of this Agreement, there has not occurred any Material Adverse Effect and neither the Company nor the Business has incurred any material Liabilities other than in the ordinary course of business.

(d) All accounts and notes receivable generated from the Company represent valid obligations of customers of the Company arising from bona fide transactions entered into in the ordinary course of business.

(e) The books and Records of the Company and the Seller and each Affiliate of Seller that owns Transferred Assets are complete are correct in all material respects, reflect all transactions affecting the Business, the Company and the Transferred Assets, and have consistently been maintained in accordance with sound business practices.

(f) Except as set forth on Part 2.4(f) of the Disclosure Letter, the Company has not issued any surety, guarantee or comfort letter in favor of third parties and is neither unconditionally nor conditionally liable for any obligations of third parties.

(g) Except as set forth on Part 2.4(g) of the Disclosure Letter, since July 1, 2012, no dividends have been authorized and paid or will be paid by the Company.

2.5 Title to Tangible Assets. The Seller or the applicable Affiliate of the Seller owns, and has good and valid title to, all of the Transferred Inventory and Transferred Equipment, free and clear of any Encumbrances. The Company owns, and has good and valid title to, all of the Company Inventory and Company Equipment, including without limitation all Equipment listed on Part 2.3(a) of the Disclosure Letter as being owned by the Company, free and clear of any Encumbrances.

2.6 Intellectual Property; Information Technology.

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(a) The Transferred Patents constitute all U.S. and foreign Issued Patents and Patent Applications owned by the Company, Seller or any Affiliate of Seller, and which are exclusively used in the operation of the Business.

(b) Part 2.6(b) of the Disclosure Letter accurately lists (i) all of the registered and material unregistered Trademarks and applications for registration of Trademarks owned by the Company, and (ii) all of the registered and material unregistered Trademarks and applications for registration of Trademarks owned by the Seller or any Affiliate of Seller and which are exclusively used in the operation of the Business, setting forth in each case, the name of the owners of the Trademarks and the jurisdictions in which the Trademarks have been registered and trademark applications for registration have been filed.

(c) Part 2.6(c) of the Disclosure Letter accurately lists (i) all of the registered Copyrights that are owned by the Company, and (ii) all of the registered Copyrights that are owned by the Seller or any Affiliate of Seller and which are exclusively used or exclusively held for use in the operation of the Business, setting forth in each case, the name of the owners of the Copyrights and the jurisdictions in which Copyrights have been registered and applications for copyright registration have been filed.

(d) The Transferred IP constitutes all Intellectual Property Rights (other than Patents) that are owned by the Company, Seller or any Affiliate of Seller and which are exclusively used or exclusively held for use in the operation of the Business.

(e) Except as set forth on Part 2.6(e) of the Disclosure Letter, all Registered IP is valid, subsisting and enforceable. All required filings and fees related to the Registered IP due to be filed or paid before the date of Closing have been timely filed with and paid to the relevant Governmental Bodies and authorized registrars.

(f) Part 2.6(f) of the Disclosure Letter contains a complete and accurate list of (i) all Company Contracts and all Contracts pursuant to which Seller, the Company or any of its Affiliates has licensed or is obligated to license any Seller IP to a third party, excluding any non-exclusive licenses to Seller IP granted by Seller or any of its Affiliates in the ordinary course of business incident to a sale of any products of the Business to an end-customer using Seller’s standard form of agreement (the “Out-Licenses”), or (ii) other than Open Source Software licenses, all Company Contracts and all Contracts pursuant to which a third party has licensed any Intellectual Property Rights to Seller, the Company or any of Seller’s Affiliates that is (A) incorporated into the Seller IP (other than Shrink-Wrap Code), or (B) is otherwise material to the Business or the Transferred Assets (the “In-Licenses”); excluding, for the purpose of (i) and (ii), employee agreements, agreements with consultants and independent contractors and non-disclosure agreements entered into in the ordinary course of business (the Out-Licenses, together with the In-Licenses, the “License Agreements”). The Company, Seller, or the Affiliate of Seller, as applicable, has performed all material obligations required to be performed by it to date under the License Agreements, and it is not (with or without the lapse of time or the giving of notice, or both) in material breach or material default thereunder and, to the Knowledge of Seller, no other party to any License Agreement is (with or without the lapse of time or the giving of notice, or both) in material breach or material default thereunder. The Company, Seller or Affiliate, as applicable, has not received any written notice of the intention of any party to terminate any License Agreement.

(g) Excluding (i) any in-licensed third-party Intellectual Property Rights embedded or included in the Seller IP as set forth in Part 2.6(g) of the Disclosure Letter or pursuant to any Material Contract, and (ii) any Open Source Software embedded or included in the Seller IP, the Company, the

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Seller, or an Affiliate of the Seller has, free and clear of all Encumbrances, good, marketable, and, to the Knowledge of the Seller, valid title to the Seller IP. To the Knowledge of the Seller, except as set forth on Part 2.6(g)-2 of the Disclosure Letter and subject to any rights granted or restrictions contained in the License Agreements, the respective Company, Seller or Affiliate of Seller has a valid right to make, use, sell, offer for sale, license and otherwise exploit all Seller IP.

(h) Except as set forth on Part 2.6(h) of the Disclosure Letter and subject to any rights granted or restrictions contained in the License Agreements:

(i) The Company does not jointly own, license or claim any Seller IP with any other Person. Neither the Seller nor any Affiliate of Seller jointly owns, licenses or claims any Seller IP with any other Person that is exclusively used in the operation of the Business.

(ii) In the five (5) years prior to closing, no Person has asserted or threatened a claim which would have a material adverse effect on the Company’s, Seller’s or any Affiliate’s ownership rights to, or rights under, any Seller IP, or restricts in any material respect the making, use, selling, offering for sale, transfer, delivery or licensing of any product of the Business, or which may affect the validity, use or enforceability of any Seller IP.

(iii) Neither the Company, nor the Seller, nor any Affiliate of Seller is subject to any Proceeding or Order restricting in any manner the use, transfer or licensing of any Seller IP, or the use, transfer or licensing of any product of the Business, or which may affect the validity, use or enforceability of any Seller IP.

(iv) To the Knowledge of the Seller, no Person is currently infringing any Seller IP.

(v) To the Knowledge of the Seller, none of the Seller IP infringes or misappropriates any Intellectual Property Right or Technology of any other Person. There is no pending or threatened (in writing) Proceeding alleging that any of the Seller IP has infringed or misappropriated any Intellectual Property Right or Technology of any other Person.

(i) Seller has taken commercially reasonable measures to protect and maintain the confidentiality of all Trade Secrets embodied in the Transferred Assets and the Company Assets, the Licensed Seller Intellectual Property in which it has any right, title or interest. Without limiting the generality of the foregoing, except as set forth on Part 2.6(i) of the Disclosure Letter, the Company, Seller and its Affiliates have entered into binding, written agreements with every current and former employee and independent contractor of such Company, Seller or Affiliate involved in the creation, invention or discovery of any material Owned IP or Trade Secret, to the extent either is embodied in any Transferred Asset, Licensed Seller Intellectual Property or Company Asset, whereby such employees and independent contractors either (i) assign or are obligated to assign to the respective Company or the Seller or the Affiliate of Seller any ownership interest and right they may have in the Owned IP or Trade Secret; or (ii) otherwise acknowledge the Company’s or the Seller’s or its Affiliate’s ownership of all Owned IP or Trade Secrets as work made for hire or otherwise. Seller has delivered to Purchaser true and complete copies of all such agreements.

(j) Except as set forth on Part 2.6(j) of the Disclosure Letter:

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(i) To the Knowledge of Seller, all Patents listed on Part 2.6(a) of the Disclosure Letter and all Patents included as part of the Licensed Seller Intellectual Property: (A) have been prosecuted in good faith and are in good standing, (B) have no inventorship challenges, and (C) no interference has been declared or provoked relating to any such Patents.

(ii) To the Knowledge of the Seller, there is no material fact with respect to any Patent Application in which Seller or any Affiliate of Seller has any right, title or interest and which are used or held for use in the operation of the Business that would (A) preclude the issuance of an Issued Patent from such Patent Application (with valid claims no less broad in scope than the claims as currently pending in such Patent Application), (B) render any Issued Patent issuing from such Patent Application invalid or unenforceable, or (C) cause the claims included in such Patent Application to be narrowed.

(j) The Company has implemented and is in compliance with adequate back-up and disaster recovery procedures and installations.

(k) To the Knowledge of Seller, the use, management, documentation, maintenance, operation, development, testing and implementation of the information technology at the Company have adequate business interruption recovery plans. The information technology of the Company, to the Knowledge of the Seller, does not involve any reasonably foreseeable risks of an event with a Material Adverse Effect that have not been sufficiently addressed.

2.7 Contracts.

(a) Part 2.7(a) of the Disclosure Letter identifies any Seller Contract and any Company Contract that is a Material Contract.

(b) With respect to each Material Contract that is a Company Contract or Transferred Contract: (i) each such Material Contract is a valid and enforceable agreement of the Company, the Seller or an Affiliate of the Seller and is in full force and effect in all material respects and subject in each case to: (A) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (B) general principles of equity; and (ii) no event or circumstance has occurred that, with notice or lapse of time or both, would constitute an event of default under any Material Contract or result in a termination thereof or would cause or permit the acceleration of any material right or obligation or the loss of any material benefit thereunder. Complete and correct copies of each Material Contract (including all modifications, amendments and supplements thereto and waivers thereunder) have been Made Available to Purchaser. No Person has threatened in writing to terminate or commence any Proceeding with respect to any dispute involving any Material Contract.

2.8 Proceedings; Orders. There is no pending Proceeding against or involving the Seller or the Company, or any Affiliate of the Seller that owns Transferred Assets and, to the Knowledge of the Seller, no Person has threatened to commence any Proceeding against or involving the Seller, the Company, or any Affiliate of the Seller that owns Transferred Assets, in each case, that relates to, or affects, the Business, the Transferred Assets or the Company Assets. There is no Order applicable to the Seller or the Company or any Affiliate of the Seller that relates to, or affects, the Business, Transferred Assets or the Company Assets.

2.9 Compliance with Laws; Governmental Authorizations.

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(a) The Seller, the Affiliates of the Seller and the Company have complied, and are complying, in all material respects, with all Legal Requirements applicable to the conduct and operation of the Business and the ownership and use of the Transferred Assets and the Company Assets. No Proceeding has been commenced against the Seller, its Affiliates or the Company with respect to any alleged violation of any Legal Requirement and none of them has received any written notice alleging any such violation, nor, to the Knowledge of Seller, is there any inquiry, investigation or proceedings relating to alleged violations of respective Legal Requirements with respect to the conduct and operation of the Business and the ownership and use of the Transferred Assets and the Company Assets.

(b) All material Government Authorizations currently required for Seller, its Affiliates and the Company to conduct the Business as currently conducted or for the ownership, use and operation of the Transferred Assets and the Company Assets have been obtained by Seller and its Affiliates and are valid and in full force and effect. All fees and charges with respect to such Governmental Authorizations as of the date hereof have been paid in full. Part 2.9(b) of the Disclosure Letter lists all material Governmental Authorizations currently issued to the Company, the Seller or an Affiliate of the Seller which are currently required for the conduct of the Business as currently conducted or the ownership and use of the Transferred Assets and the Company Assets, including the names of such Governmental Authorizations and their respective dates of issuance and expiration. To the Knowledge of the Seller, no event has occurred that, with or without notice or lapse of time or both, would reasonably be expected to result in the revocation, suspension, lapse or limitation of any Government Authorization set forth in Part 2.9(b) of the Disclosure Letter. To the Knowledge of the Seller, no Governmental Authorizations currently required to operate the Business are or will be terminated or otherwise affected by the transactions contemplated under or in connection with this Agreement.

2.10 Environmental Matters. Except as identified on Part 2.10 of the Disclosure Letter:

(a) The operations of Seller and the Affiliates of Seller with respect to the Business and the Transferred Assets are currently in compliance in all material respects with all Environmental Laws. Seller has not received from any Person, with respect to the Business or the Transferred Assets, any: (i) Environmental Notice or Environmental Claim; or (ii) written request for information pursuant to Environmental Law, which, in each case, either remains pending or unresolved, or is the source of ongoing Liability, Proceeding, Order, obligation or requirement as of the Closing Date

(b) Seller has obtained and is in compliance in all material respects with all Environmental Permits necessary for the conduct of the Business as currently conducted and the ownership or use of the Transferred Assets and all such Environmental Permits are in full force and effect.

(c) None of the Leased Real Property is listed on, or has been proposed for listing on, the National Priorities List (or CERCLIS) under CERCLA, the contaminated site register (Altlastenkataster) or any similar state or foreign list that could give rise to liability of the Company.

(d) To the Knowledge of the Seller, there has been no Release of Hazardous Materials in contravention of Environmental Law with respect to the Leased Real Property. Seller has not received an Environmental Notice that the Leased Real Property (including soils, groundwater, surface water, buildings and other structure located thereon) has been contaminated with any Hazardous Material which, in each case, could reasonably be expected to result in an Environmental Claim against, or a violation of Environmental Law or term of any Environmental Permit by, Seller or any Affiliate of Seller.

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(e) Part 2.10(e) of the Disclosure Letter contains a complete and accurate list of all active or abandoned underground storage tanks owned or operated by Seller or any Affiliate of Seller at the Leased Real Property.

(f) Seller has Made Available any and all environmental reports, studies, audits, records, sampling data, site assessments, risk assessments, and other similar documents with respect to the Leased Real Property, which are in the possession of Seller related to Environmental Claims or an Environmental Notice or the Release of Hazardous Materials.

2.11 Employee and Labor Matters.

(a) With respect to each Eligible Employee and each Company Employee (as each such term is defined in Section 9.1), to the extent not prohibited by applicable Legal Requirements, the Seller has provided the Purchaser with the following information: (i) the name; (ii) date of hire; (iii) aggregate amounts of the compensation (including wages, salary, commissions, deferred compensation, housing or car allowances, bonuses, profit-sharing payments and other payments) received by such employee from the Company, the Seller, or any Affiliate of the Seller with respect to services performed in the year ended December 31, 2012; (iv) such employee’s annualized base salary and bonus opportunity as of the date of this Agreement; (v) the location of such employee’s principal place of business; (vi) exempt/non-exempt status; (iv) union membership or work council coverage; (viii) execution status of Intellectual Property Right assignments to the Company, Seller or its Affiliates (including description thereof); and (ix) any accrued holiday and/or overtime entitlement.

(b) Except as set forth in Part 2.11(b) of the Disclosure Letter: (i) neither the Seller nor the Company, nor any Affiliate of either such entity, is bound by, or a party to, or has a duty to bargain or consult with, any works council, labor union, association or other employee group, employee representative committee or similar body representing any Eligible Employees or Company Employees, and (ii) no labor union or employee organization has been certified or recognized as the collective bargaining representative of any Eligible Employees or Company Employees.

(c) During the past three (3) years there have not been any and, to the Knowledge of the Seller, there are, with respect to the Seller, its Affiliates and the Company, no threatened, strikes, work stoppages, slowdowns, lockouts, union organizing campaigns, demands for recognition, or representation proceedings regarding or affecting any Eligible Employees or Company Employees. No mass layoffs (as defined by the Worker Readjustment and Notification Act (29 U.S.C. § 2101)) have been announced since January 1, 2013 or are being planned.

(d) The Company, Seller and the Affiliates of Seller are, and for the past three (3) years have been, in compliance in all material respects with all applicable Legal Requirements respecting the employment of the Eligible Employees and Company Employees, including, but not limited to Legal Requirements relating to equal employment opportunity, discrimination and/or harassment on the basis of race, national origin, religion, gender, disability, age, workers’ compensation, or any other protected classification, affirmative action, hiring practices, immigration, workers’ compensation, unemployment compensation, the withholding and payment of payroll taxes and union dues, the payment of social security contributions, employment of minors, health and safety, labor relations, collective bargaining agreements, payment of wages, hours worked, pay equity, employee classification, leaves of absence, plant closings, and mass layoffs.

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(e) The Company, Seller and any Affiliate of Seller are, and for the past three (3) years have been, in compliance in all material respects with all applicable collective bargaining agreements and other agreements respecting the Eligible Employees and Company Employees.

(f) Except as set forth on Part 2.11(f) of the Disclosure Letter, all of the Eligible Employees and Company Employees employed in the United States are employed at will.

(g) Except as set forth on Part 2.11(g) of the Disclosure Letter, during the past three (3) years, there have not been any material claims, demands, or proceedings asserted against the Company, Seller or any Affiliate of Seller by or on behalf of any Eligible Employee, Company Employee or former Company Employee, including, but not limited to, grievances, arbitration proceedings, unfair labor practice charges, discrimination charges, wage and hour complaints, and safety complaints.

(h) Except as set forth on Part 2.11(h) of the Disclosure Letter, no employee of the Company employed in the United States has a notice period longer than six months nor is there a termination compensation payable for termination on due notice, which would exceed the equivalent of six months’ salary. All employment agreements are substantially on standard terms as disclosed in Part 2.11(h) of the Disclosure Letter. Since January 1, 2013, there has been no unusual change in the number of employees of the Company or in the terms and conditions of their employment or remuneration other than in the ordinary course of business. There are no material salary increases resolved but not yet implemented. There are no employment or benefit agreements, plans or arrangements entitling any employee to severance or other payment consequent upon a change of control of the Company.

(i) Except as set forth in this Agreement, no proposal, assurance or commitment has been communicated to any Eligible Employee or Company Employee regarding any material change to his or her terms of employment agreement or working conditions or regarding the continuance, introduction, increase or improvement of any benefits or any discretionary arrangement or practice, and the sale of the Shares pursuant to this Agreement will not entitle any employee of the Company to severance payment, unemployment compensation, or any other form of payment.

2.12 Employee Benefit Matters.

(a) Part 2.12 of the Disclosure Letter lists each employee benefit plan, with respect to Company Employees, and each material employee benefit plan, with respect to Transferred Employees (including each “employee benefit plan” as defined in Section 3(3) of ERISA), maintained or contributed to (or required to be contributed to) by the Company, the Seller, or the Seller’s Affiliates for the benefit of Eligible Employees or Company Employees, or under which the Seller or any Affiliate thereof (including the Company) has any Liability, including any retention, severance, equity-based, change in control, retirement, welfare, fringe benefit, incentive or deferred compensation plan, program or arrangement (each of the foregoing, a “Seller Benefit Plan”). The Seller has provided to the Purchaser true and complete copies of each of such Seller Benefit Plans. Any Seller Benefit Plan which is intended to meet the requirements for tax-qualification under Sections 401(a) and 401(k) of the Code has been determined by the IRS to be so qualified (by IRS determination letter to the plan’s sponsor, or by IRS opinion letter to the prototype plan’s sponsor) and no event has occurred and no condition exists with respect to the form or operation of such Seller Benefit Plan that would reasonably be expected to cause the loss of such qualification or exemption.

(b) Each Seller Benefit Plan has been established, administered and maintained in material compliance with its terms and in material compliance with all applicable Legal Requirements

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(including ERISA and the Code). All contributions required to have been made to all Seller Benefit Plans as of the Closing will have been made as of the Closing. There are no Proceeding or claims pending or, to the Knowledge of the Seller, threatened (in writing) with respect to the Seller Benefit Plans (other than routine claims for benefits), in particular no orders or decrees requiring for restructuring payments (Sanierungsbeiträge) to be made by the Company. None of the Seller Benefit Plans has any accumulated funding deficiency on the regulatory basis (in Switzerland, as per the Federal Act on Occupational Benefit Schemes, BVG) as of the Closing. Other than the Company’s benefit plan with the external pension fund Profond, there are no other pension plans or similar schemes in place for the Company.

(c) Neither Seller nor any of its ERISA Affiliates has (i) incurred or reasonably expects to incur, either directly or indirectly, any material Liability under Title IV of ERISA or related provisions of the Code or foreign Legal Requirement relating to any Seller Benefit Plan; (ii) failed to timely pay premiums to the Pension Benefit Guaranty Corporation; or (iii) engaged in any transaction which would give rise to liability under Section 4069 or Section 4212(c) of ERISA.

(d) With respect to each Seller Benefit Plan, (i) no such plan is a “multiple employer plan” within the meaning of Section 413(c) of the Code or a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA); and (ii) no Action has been initiated by the Pension Benefit Guaranty Corporation to terminate any such plan or to appoint a trustee for any such plan.

(e) Other than as required under Section 601 et. seq. of ERISA or other applicable Legal Requirement, no Seller Benefit Plan or other arrangement provides post-termination or retiree welfare benefits to any individual for any reason.

(f) The term “Foreign Plan” shall mean any Seller Benefit Plan that is maintained outside of the United States. Each Foreign Plan complies with all applicable Legal Requirement in all material respects. The Business Financial Statements accurately reflect the Foreign Plan liabilities and accruals for contributions required to be paid to the Foreign Plans, in accordance with applicable generally accepted accounting principles consistently applied. All contributions required to have been made to all Foreign Plans as of the Closing will have been made as of the Closing. There are no Proceedings or claims pending or, to the Knowledge of the Seller, threatened (in writing) with respect to the Foreign Plans (other than routine claims for benefits).

2.13 Tax Matters.

(a) All Taxes owed on or prior to the Closing by the Company have been (or will prior to the Closing be) paid in full, other than Taxes being contested in good faith by the Company and for which an adequate reserve has been established by the Company on its records.

(b) There are no liens for Taxes upon any of the Transferred Assets, the Shares or any of the assets of the Company other than for current Taxes not yet due and payable.

(c) Except as set forth on Part 2.13 of the Disclosure Letter, (1) all material Tax Returns required to be filed on or before the Closing Date with respect to the Company, or, insofar as related to the Transferred Assets, the Seller, or any Affiliate of Seller owning Transferred Assets have been or will be timely filed (including pursuant to any applicable extension); (2) all material Tax Returns filed by or on behalf of the Company, or, insofar as related to the Transferred Assets, the Seller, or any Affiliate of Seller owning Transferred Assets are true and correct and complete in all material respects;

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(3) all Taxes shown to be due and payable on such Tax Returns have been paid or, with respect to the Company, adequate reserves have been established for the payment of such Taxes; (4) no other material Taxes are payable by the Company, or, insofar as related to the Transferred Assets, the Seller, or any Affiliate of Seller owning Transferred Assets with respect to items or periods covered by such Tax Returns; (5) no audit or examination or refund litigation with respect to any such Tax Return is pending or has been threatened in writing; (6) no waivers of statute of limitations have been given by or requested with respect to any Taxes of the Company, the Seller, or any Affiliate of Seller owning Transferred Assets; (7) the Company has never been a member of an affiliated, combined, consolidated or unitary Tax group for purposes of filing any Tax Return (other than a consolidated group of which the Parent was the common parent) and the Company has no liabilities for Taxes of any Person (other than the Company) under Treasury Regulations Section 1.1502-6 (or any corresponding provision of state, local or foreign Legal Requirement) as transferee or successory, by contract or otherwise; (8) no closing agreements, private letter rulings, technical advice memoranda or similar agreement or rulings have been entered into or issued by any taxing authority with respect to the Company; (9) the Company is not bound by any tax indemnity, tax sharing or tax allocation agreement; (10) the Company has withheld and paid all Taxes that it is required to withhold from its employees, independent contractors, equity holders and third parties and have complied in all material respects with all information reporting and backup withholding requirements with respect thereto; (11) the Company has not been a United States real property holding company within the meaning of Code Section 897(c)(2) during the applicable period specified in Section 897(c)(1)(A)(ii); (12) the Company has not made nor is it obligated to make a payment that would not be deductible by reason of Code Section 280G; (13) the Company has not entered into a gain recognition agreement pursuant to Treasury Regulations Section 1.367(a)-8; (14) the Company has not transferred an intangible asset, the transfer of which would be subject to Section 367(d) of the Code; (15) the Company is not and has not been a party, or a promoter of a “reportable transaction” within the meaning of Section 6707A(c)(1) of the Code and Treasury Regulation 1.6011-4(b); and (16) all deficiencies asserted or assessments made as a result of any examination of a Tax Return of the Company has been paid in full.

(d) The amount of the Company’s Liability for unpaid Taxes for all periods ending on or before June 29, 2013 does not, in the aggregate, exceed the amount of accruals for Taxes (excluding reserves for deferred Taxes) reflected on the Company Financial Statements. The amount of the Company’s Liability for unpaid Taxes for all periods following the end of the most recent period covered by the Company Financial Statements shall not, in the aggregate, exceed the amount of accruals for Taxes (excluding reserves for deferred Taxes) as adjusted for the passage of time in accordance with the past custom and practice of the Company.

(e) No claim has been made in writing by any Taxing authority in a jurisdiction where the Company, or insofar as related to the Transferred Assets, the Seller or any Affiliate of Seller owning Transferred Assets, do not file Tax Returns that the Company (or insofar as related to the Transferred Assets, the Seller or any Affiliate of Seller owning Transferred Assets) is or may be subject to Tax in that jurisdiction.

2.14 Real Property.

(a) Seller and the Company do not own any real property used in the Business.

(b) Part 2.14(b) of the Disclosure Letter sets forth each (i) parcel of real property leased by the Company, and (ii) each parcel of real property leased by the Seller or any Affiliate of the Seller that is used primarily in the conduct of the Business as currently conducted (together with all rights, title and interest of Seller or such Affiliate in and to leasehold improvements relating thereto, including,

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but not limited to, security deposits, reserves or prepaid rents paid in connection therewith, collectively, the “Leased Real Property”), and a true and complete list of all leases, subleases, licenses, concessions and other agreements (whether written or oral), including all amendments, extensions renewals, guaranties and other agreements with respect thereto (collectively, the “Leases”). Seller has Made Available to Purchaser a true and complete copy of each Lease. With respect to each Lease:

(i) Except as disclosed on Part 2.14(b)(i) of the Disclosure Letter, Seller, Company or the Affiliate of Seller that is a party to the Lease has not subleased, assigned or otherwise granted to any Person the right to use or occupy such Leased Real Property or any portion thereof;

(ii) Seller, Company or any Affiliate of the Seller has not pledged, mortgaged or otherwise granted an Encumbrance on its leasehold interest in any Leased Real Property;

(iii) The loan made to the Company for the Company’s fit-out and development in the amount of CHF 1,000,000 by the landlord under that certain Lease agreement between Schaeppi Grundstucke and the Company dated 13 June 1997, as amended has been repaid in full.

(c) Neither Seller nor Company nor any Affiliate of the Seller has received any written notice of (i) material violations of building codes and/or zoning ordinances or other Legal Requirements affecting the Leased Real Property, (ii) existing, pending or threatened condemnation proceedings affecting the Leased Real Property, or (iii) existing, pending or threatened zoning, building code or other moratorium proceedings, or similar matters which could reasonably be expected to adversely affect in any material respect the ability to operate the Leased Real Property as currently operated. Neither the whole nor any portion of any Leased Real Property has been materially damaged or destroyed by fire or other casualty since April 28, 2010. All improvements on the Leased Real Property, including all leasehold improvements, that were made after April 28, 2010, are in compliance with all applicable Legal Requirements and Orders. The Company owns and has full legal title to the assets located in the Leased Real Property in the Zurich premises, including installations made by the Company, free and clear of all Encumbrances.

2.15 Authority; Binding Nature of Agreements. The Seller, the Company and each of the Seller’s Affiliates has the right, power and authority to enter into, deliver and to perform its respective obligations under each of the Transactional Agreements to which it is or may become a party (including all right, power, capacity and authority to sell, transfer, convey and surrender the Transferred Assets and Shares as provided by this Agreement); and the execution, delivery and performance by the Seller, the Company and each of the Seller’s Affiliates of the Transactional Agreements to which it is or may become a party have been duly authorized by all necessary action on the part of the Seller (or such Affiliate or Company) and their respective board of directors as required by any Legal Requirement, including any applicable Constituent Document. This Agreement constitutes the legal, valid and binding obligation of the Seller, enforceable against the Seller in accordance with its terms, subject to: (a) Legal Requirements of general application relating to bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other Legal Requirements from time to time in effect relating to creditors’ rights; and (b) remedies generally and general principles of equity. Upon the execution by the Seller, the Company or any Affiliate of the Seller of each other Transactional Agreement to which the Seller, the Company or any Affiliate of the Seller is a party, such Transactional Agreement will constitute the legal, valid and binding obligation of the Seller, the Company or such Affiliate of the Seller, as the case may be, and will be enforceable against the Seller, the Company or such Affiliate of the Seller, as the case may be, in accordance with its terms, subject to: (a) Legal Requirements of general application relating to bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other Legal

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Requirements from time to time in effect relating to creditors’ rights; and (b) remedies generally and general principles of equity.

2.16 Non-Contravention; Consents. Neither the execution and delivery by the Seller, the Company or any Affiliate of the Seller of any of the Transactional Agreements, nor the consummation or performance by the Seller or any Affiliate of the Seller of any of the Transactions will (with or without notice or lapse of time):

(a) result in a violation of: (i) any of the provisions of the Organizing Documents of the Seller, the Company or any Affiliate of the Seller that owns Shares or Transferred Assets; or (ii) any resolution adopted by the stockholders, board of directors or any committee of the board of directors of the Seller, the Company or any Affiliate of the Seller that owns Shares or Transferred Assets;

(b) result in a violation of any Legal Requirement or any Order to which the Seller, the Company or any Affiliate of the Seller, or any of the Shares or the Transferred Assets, is subject;

(c) result in a material breach of any provision of, or material default under, or give any Person the right to declare a default or accelerate the maturity or performance of, or payment under, or to cancel, terminate or modify, any Material Contract;

(d) contravene, conflict with or result in a violation or breach of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any material Governmental Authorization; or

(e) result in the creation or imposition of an Encumbrance on the Transferred Assets, Shares or Company Assets.

Except as set forth on Part 2.16 of the Disclosure Letter, and except for the filing with the United States Securities and Exchange Commission of such reports under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) as may be required in connection with this Agreement, the other Transactional Agreements and the Transactions, neither the Seller, the Company nor any Affiliate of the Seller is required to make any filing with or give any notice to, or to obtain any Consent from, any Governmental Body or other Person in connection with the execution and delivery by the Seller, the Company or any Affiliate of the Seller of any of the Transactional Agreements or the consummation or performance by the Seller, the Company or any Affiliate of the Seller of any of the Transactions.

2.17 Sufficiency of Assets. Except for the items set forth in Part 2.17 of the Disclosure Letter, the Transferred Assets, together with the properties, rights, interests and other tangible and intangible assets of the Company, the services to be provided by the Seller or any of its Affiliates under the Transition Services Agreement and the Manufacturing and Supply Agreement and the Technology and Intellectual Property Rights to be licensed to the Purchaser or an Affiliate of the Purchaser under the Intellectual Property License Agreement, will collectively constitute, as of the Closing Date, all of the material properties, rights, interests and other tangible and intangible assets necessary to enable the Purchaser to conduct the Business in all material respects in the manner in which the Business is currently being conducted by the Company, the Seller, and the Affiliates of the Seller; provided, however, that the foregoing shall not constitute a representation or warranty of non-infringement of Intellectual Property Rights or any other matter covered by Section 2.6 of this Agreement.

2.18 Customers and Suppliers.

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(a) Part 2.18(a) of the Disclosure Letter sets forth with respect to the Business (i) each customer who has paid aggregate consideration to Seller, or the Company, or any Affiliate of Seller for goods or services rendered in an amount greater than or equal to $5,000,000 in either of the two most recent fiscal years; and (ii) the amount of consideration paid by each such customer during such periods. Neither Seller, or the Company nor any Affiliate of Seller has received written notice or has Knowledge that any customer who has paid aggregate consideration to Seller, or the Company, or any Affiliate of Seller for goods or services rendered in an amount greater than or equal to $2,500,000 in either of the two most recent fiscal years (each, “Material Customer”) has ceased, or that any such Material Customers intends to cease after the Closing, to purchase the goods or services of the Business or to otherwise terminate or materially reduce its relationship with the Business.

(b) Part 2.18(b) of the Disclosure Letter sets forth with respect to the Business (i) each supplier to whom the Seller, the Company and all Affiliates of Seller, in the aggregate, have paid consideration for goods or services rendered in an amount greater than or equal to $1,000,000 for the most recent fiscal year (collectively, the “Material Suppliers”); and (ii) the amount of purchases from each Material Supplier during such period. Neither Seller nor any Affiliate of Seller has received any written notice or has Knowledge that any of the Material Suppliers has ceased, or that any of such Material Suppliers intends to cease, to supply goods or services to the Business or to otherwise terminate or materially reduce its relationship with the Business.

(c) Neither Seller nor any Affiliate of Seller nor the Company has received any advance payments or deposits from any customer in consideration to Seller or the Affiliate or the Company for the provision of goods or services of the Business after the Closing Date.

2.19 Trade Compliance Matters.

(a) To the Knowledge of the Seller, neither Seller nor any Affiliate of Seller, nor the Company, nor any director, officer, agent, employee or other Person acting on behalf of any or all of them, has with respect to the Business, in the course of its actions for, or on behalf of, the Business: (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity of for any illegal payments or undeserved benefits to the benefit of a Person, (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds, (iii) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended, or (iv) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official or employee.

(b) To the Knowledge of the Seller, the operations of the Seller and its Affiliates and the Company with respect to the Business are and have been conducted at all times in material compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the money laundering statutes of all jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued administered or enforced by any Governmental Body (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or Governmental Body or any arbitrator involving the Business with respect to the Money Laundering Laws is pending or, to the Knowledge of Seller, threatened.

(c) To the Knowledge of the Seller, Seller and its Affiliates’ and the Company’s operation of the Business is in compliance, in all material respects, with applicable requirements, if any,

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of the Trading with the Enemy Act, as amended, and each of the foreign assets control regulations of the United States Treasury Department (31 CFR, Subtitle B, Chapter V, as amended) and any other enabling legislation or executive order relating thereto.

(d) To the Knowledge of the Seller:

(i) the Seller and its Affiliates and the Company, with respect to the Business, conduct, and have at all times since January 1, 2009 conducted, its export and re-export transactions in all material respects in accordance with all applicable U.S. export and re-export controls, including the United States Export Administration Act and Export Administration Regulations, the Arms Export Control Act and International Traffic in Arms Regulations and all regulations promulgated and administered by the Treasury Department’s Office of Foreign Assets Control (collectively “U.S. Export Controls”), respectively and related or similar Legal Requirements issued, administered or enforced in other jurisdictions applicable to the Business;

(ii) since January 1, 2009, the Seller and its Affiliates and the Company have not received any written notification or communication from any Governmental Body asserting that the Seller or any Affiliate is not, with respect to the Business, in compliance, in any material respect, with any U.S. Export Controls, nor has Seller or any Affiliate of Seller or the Company submitted any voluntary self-disclosure to any Governmental Body regarding any actual or potential violation of any U.S. Export Controls, or any similar Legal Requirements or guidelines issued, administered or enforced in the jurisdictions concerned by the Business;

(iii) the Seller and its Affiliates and the Company possess or have applied for all Permits from Governmental Bodies which are required under U.S. Export Controls (or similar Legal Requirements or guidelines issued, administered or enforced in the jurisdictions concerned by the Business) in order for the Seller and the Affiliates and the Company to conduct the Business as presently conducted. To the Knowledge of Seller, (i) all such issued Permits are valid and in full force and effect and (ii) there is no formal proceeding pending of a, nor has the Seller or any Affiliate of the Seller or the Company received a written notice from any, Governmental Body seeking or threatening to, modify, suspend, revoke, withdraw, terminate or otherwise limit any such Permit; and

(iv) neither the Seller, the Company nor any Affiliate of Seller that owns Transferred Assets (i) is a Person whose property or interest in property is blocked or subject to blocking pursuant to Section 1 of Executive Order 13224 of September 23, 2001 Blocking Property and Prohibiting Transactions with Persons Who Commit, Threaten to Commit, or Support Terrorism (66 Fed. Reg. 49079 (2001)), (ii) engages in any dealings or transactions prohibited by Section 2 of such executive order, or is otherwise associated with any such Person in any manner violative of Section 2 of such executive order or (iii) is a Person on the list of Specially Designated Nationals and Blocked Persons.

2.20 Reserved.

2.21 Warranties. There are no product warranty obligations with respect to the products of the Business manufactured, sold or delivered by Seller or any of its Affiliates or by the Company, other than as set forth in the Transferred Contracts or in any purchase orders with respect to such products.

2.22 Related Party Matters. Except as set forth in Part 2.22 of the Disclosure Letter, or pursuant to any Intercompany Contract, to the Knowledge of the Seller, neither the Seller nor any Related Party (as defined below) is, or has been since January 1, 2009, (i) a competitor, creditor, debtor,

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customer, distributor, supplier or vendor of the Business or party to any Contract with, Seller or any Affiliate of Seller, with respect to the Business or (ii) an officer, director, employee, member, partner, family member, investor, shareholder or owner of any such Person referred to in clause (i). As used herein “Related Party” means (X) the Company and any Affiliate of Seller, (Y) any officer or director of the Company, Seller or Affiliate of Seller or (Z) or any Affiliate of any Person referred to in clause (Y) above. All matters set forth on Part 2.22 of the Disclosure Letter shall be referred to as the “Related Party Arrangements”. Except as set forth in this Agreement, Seller and its Affiliates have no claims of any nature whatsoever against the Company or any of its directors, agents or employees.

2.23 Absence of Certain Events. Since the Balance Sheet Date, and other than in the ordinary course of business consistent with past practice, there has not been any:

(a) event, occurrence or development that has had, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(b) material change in any method of accounting or accounting practice for the Business, except as required by GAAP or the Accounting Principles;

(c) material change in inventory control procedures, prepayment of expenses, payment of trade accounts payable, accrual of other expenses, and acceptance of customer deposits, cash management practices and policies, practices and procedures with respect to collection of Accounts Receivable, establishment of reserves for uncollectible Accounts Receivable, accrual of Accounts Receivable, in each case, with respect to the Business, but including, in each case, the accounts receivable of the Company;

(d) relocation, transfer, assignment, sale or other disposition of any of the Transferred Assets or Company Assets, except for the sale of Transferred Inventory and Company Inventory in the ordinary course of business;

(e) transfer, assignment or grant of any license or sublicense of any rights under or with respect to any Intellectual Property Rights or Technology;

(f) material damage, destruction or loss, or any material interruption in use, of any Transferred Asset or Company Asset, whether or not covered by insurance;

(g) purchase, lease or other acquisition of the right to own, use or lease any property or assets in connection with the Business for an amount in excess of $500,000, individually (in the case of a lease, per annum) or $1,000,000 in the aggregate (in the case of a lease, for the entire term of the lease, not including any option term), except for purchases of Transferred Inventory or Company Inventory in the ordinary course of business consistent with past practice;

(h) grant of any bonuses, whether monetary or otherwise, or increase in any wages, salary, severance, pension or other compensation or benefits in respect of any employees, officers, directors, independent contractors or consultants of the Business, other than as required in any existing written agreements or required by applicable Legal Requirements, (ii) change in the terms of employment for any employee of the Business or any termination of any employees for which the aggregate costs and expenses exceed $50,000, or (iii) action to accelerate the vesting or payment of any compensation or benefit for any employee, officer, director, consultant or independent contractor of the Business;

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(i) adoption, modification or termination of any: (i) severance or retention agreement with any current or former employee, officer, director, independent contractor or consultant of the Business, except as set forth in Section 5.4(i) below, (ii) Seller Benefit Plan, or (iii) collective bargaining or other agreement with a labor union or works council, in each case whether written or oral;

(j) any declaration of dividends or dividend payment (either hidden or expressly), or any distribution of capital income by the Company to the Seller or any of its Affiliates or any third party except as disclosed in this Agreement; or

(k) entry into any commitment or Contract to do any of the foregoing.

2.24 Insurance. Part 2.24 of the Disclosure Letter lists all insurance policies (including the name of each carrier, coverage types and limits, policy numbers and expiration dates) to which the Company, the Seller or any Affiliate of Seller is a party and which relate to the Business or the Transferred Assets or Company Assets. All insurance policies listed on Part 2.24 of the Disclosure Letter are valid and in effect as of the Closing Date. Neither the Company, nor the Seller, nor any Affiliate of Seller is in default with respect to any provisions of any liability or other forms of insurance held by it and listed on Part 2.24 of the Disclosure Letter or has failed to give any material notice or present any material claim thereunder in a due and timely fashion. During the past twelve (12) months, and with respect to the Business, the Transferred Assets and the Company Assets, neither the Company, nor the Seller, nor any Affiliate of the Seller has been denied any application for insurance or had any insurance policy terminated nor have any of them been notified of any pending termination. There is no claim in an amount exceeding USD $500,000 outstanding under any of the insurance policies (or under any policies previously held by the Company, the Seller or its Affiliates with respect to the Business.

2.25 Books and Records. The books of account and other financial Records of the Business (including electronically kept records), all of which have been Made Available to Purchaser, are complete and correct and represent actual, bona fide transactions and have been maintained in accordance with sound business practices and the requirements of Section 13(b)(2) of the Exchange Act (regardless of whether the Seller is subject to that Section or not), including the maintenance of an adequate system of internal controls. The minute books of the Company, all of which have been Made Available to Purchaser, contain accurate and complete records of all meetings held of, and corporate action taken by, the shareholders, the board of directors, the managing directors and committees of the board of directors and the managing directors of the Company, respectively, and no meeting of any such shareholders, board of directors respectively managing directors or committee has been held for which minutes have not been prepared or are not contained in such minute books.

2.26 Disclaimer of the Seller. The Transferred Assets are being sold on an “as is” basis as of the Closing and in their condition as of the Closing “with all faults” and, except as set forth in this Section 2.26, none of the Company, the Seller, any Affiliate of the Seller or any of their respective Representatives makes or has made any other representations or warranties, express or implied, at law or in equity, in respect of the Business, the Shares, any Transferred Assets or any Assumed Liabilities, including with respect to: (a) merchantability or fitness for any particular purposes; (b) the operation of the Business or the Company by the Purchaser or any Affiliate of the Purchaser; or (c) the probable success or profitability of the Business or the Company after the Closing.

2.27 Title and Ownership of the Shares. The Seller is the sole legal record and beneficial owner and holder of the Shares, is registered as such in the Company’s share register, and has good, valid and marketable title to the Shares, free and clear of all Encumbrances. The Seller is authorized and

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entitled without limitation to validly sell, assign and transfer such unencumbered and unrestricted ownership of the Shares.

2.28 Organizing Documents; Share Ownership Records. The Seller or an Affiliate of Seller has Made Available to Purchaser accurate and complete copies of the Company’s deed of incorporation (Gründungsurkunde), articles of association (Statuten), and organizational rules (Organisationreglement), all of the aforementioned in their current version. The Seller or an Affiliate of the Seller has Made Available to Purchaser accurate and complete copies of the share ownership records of the Company.

2.29 Company Capitalization, Etc.

(a) Outstanding Securities. The Company’s outstanding share capital amounts to CHF 6,250,000, divided into 6,250 shares of common stock (Stammanteile) with a nominal value of CHF1,000 each, all of which have been issued to Seller and are outstanding as of the date of this Agreement. The Shares have been duly authorized and validly issued, and are fully paid and non-assessable. Seller is and will be on the Closing Date the sole legal and beneficial owner and holders of the Shares of the Company, free and clear of all Encumbrances. Upon Closing, after the consummation of the transactions contemplated in this Agreement, the Purchaser will be the sole legal and beneficial owner and holder of the Shares of the Company, free and clear of all Encumbrances.

(b) No Other Securities. There is no: (i) further share capital, preferential shares, outstanding subscription, option, call, convertible note, warrant or similar right (whether or not currently exercisable) to acquire any share capital or other securities of the Company; or (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any share capital or other securities of the Company, and the Company has no obligation to issue such securities.

(c) Legal Issuance. The Shares have been issued and granted in compliance with all applicable Legal Requirements or pursuant to valid exemptions therefrom and other applicable Legal Requirements.

(d) Subsidiaries. The Company has no Subsidiaries and does not own any shares of capital stock or other securities of any other Person.

2.30 Brokers. Except as set forth in Part 2.30 of the Disclosure Letter, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement or any other Transactional Agreement based upon arrangements made by or on behalf of Seller.

3. REPRESENTATIONS AND WARRANTIES OF THE PURCHASER.

The Purchaser represents and warrants, to and for the benefit of the Seller, as follows:

3.1 Due Organization. The Purchaser and each Affiliate of the Purchaser that is involved in any of the Transactions is a corporation duly organized, validly existing and in good standing under the Legal Requirements of the jurisdiction of its organization.

3.2 Authority; Binding Nature of Agreements. The Purchaser and each of its Affiliates has right, power and authority to enter into, deliver and to perform its obligations under each of the

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Transactional Agreements to which it is or may become a party; and the execution, delivery and performance by the Purchaser and each of its Affiliates of the Transactional Agreements to which it is or may become a party have been duly authorized by all necessary action on the part of the Purchaser (or such Affiliate) and its board of directors. Neither the Purchaser nor any Affiliate of the Purchaser is required to obtain the approval of its stockholders in connection with the execution, delivery and performance of any of the Transactional Agreements. This Agreement constitutes the legal, valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, subject to: subject to: (a) Legal Requirements of general application relating to bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other Legal Requirements from time to time in effect relating to creditors’ rights; and (b) remedies generally and general principles of equity. Upon the execution by the Purchaser or any Affiliate of the Purchaser of each other Transactional Agreement to which the Purchaser or any Affiliate of the Purchaser is a party, such Transactional Agreement will constitute the legal, valid and binding obligation of the Purchaser (or such Affiliate), and will be enforceable against the Purchaser (or such Affiliate) in accordance with its terms, subject to: (i) Legal Requirements of general application relating to bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other Legal Requirements from time to time in effect relating to creditors’ rights; and (ii) remedies generally and general principles of equity.

3.3 Non-Contravention; Consents. Neither the execution and delivery by the Purchaser or any Affiliate of the Purchaser of any of the Transactional Agreements, nor the consummation or performance by the Purchaser or any Affiliate of the Purchaser of any of the Transactions, will (with or without notice or lapse of time):

(a) result in a violation of: (i) any of the provisions of the Organizing Documents of the Purchaser or any Affiliate of the Purchaser; or (ii) any resolution adopted by the stockholders, board of directors or any committee of the board of directors of the Purchaser or any Affiliate of the Purchaser;

(b) result in a violation of any Legal Requirement or any Order to which the Purchaser or any Affiliate of the Purchaser is subject; or

(c) result in a material breach of any provision of or material default under, or result in a default under, any provision of any Contract to which the Purchaser or any Affiliate of the Purchaser is a party or by which the Purchaser or any Affiliate of the Purchaser is bound.

Except as disclosed on Part 3.3 of the Disclosure Letter, neither the Purchaser nor any Affiliate of the Purchaser is required to make any filing with or give any notice to, or to obtain any Consent from, any Governmental Body in connection with the execution and delivery by the Purchaser or any Affiliate of the Purchaser of any of the Transactional Agreements or the consummation or performance by the Purchaser or any Affiliate of the Purchaser of any of the Transactions.

3.4 Funding. The Purchaser currently has available, and at the Closing will continue to have available, sufficient cash to enable it to pay the Purchase Price and all other amounts payable pursuant to this Agreement and the other Transactional Agreements or otherwise necessary to consummate the Transactions. Upon the consummation of the Transactions: (a) the Purchaser will not be insolvent; (b) the Purchaser will not be left with unreasonably small capital; (c) the Purchaser will not have incurred debts beyond its ability to pay such debts as they mature; and (d) the capital of the Purchaser will not be impaired.

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3.5 Proceedings; Orders. There is no pending Proceeding against or involving the Purchaser or any Affiliate of the Purchaser, and, to the Knowledge of the Purchaser, no Person has threatened (in writing) to commence any Proceeding against or involving the Purchaser or any Affiliate of the Purchaser that challenges, or that may have the effect of preventing, materially delaying, making illegal or otherwise materially interfering with, any of the Transactions. To the Knowledge of the Purchaser, there is no Order that would reasonably be expected to have: (a) an adverse effect on the ability of the Purchaser or any Affiliate of the Purchaser to comply with or perform any material covenant or obligation under any of the Transactional Agreements; or (b) the effect of preventing, materially delaying, making illegal or otherwise materially interfering with any of the Transactions.

3.6 Independent Investigation; Seller’s Representations. The Purchaser has conducted its own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition, software, technology and prospects of the Business and the Company, which investigation, review and analysis was done by the Purchaser and its Affiliates and Representatives. In entering into this Agreement, the Purchaser acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any factual representations or opinions of the Seller, its Affiliates, or their respective Representatives (except the specific representations and warranties of the Seller set forth in Section 2 as qualified by the Disclosure Letter). The Purchaser hereby agrees and acknowledges that other than the representations and warranties made in Section 2 (as qualified by the Disclosure Letter), none of the Seller, the Company, the Seller’s Affiliates or any of their respective Representatives make or have made any representation or warranty, express or implied, at law or in equity, with respect to the Shares, the Transferred Assets, the Assumed Liabilities or the Business including as to: (i) merchantability or fitness for any particular use or purpose; (ii) the operation of the Company or the Business by the Purchaser or any Affiliate of the Purchaser; or (iii) the probable success or profitability of the Company or the Business after the Closing.

3.7 Brokers. Except as set forth on Part 3.7 of the Disclosure Letter, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement or any other Transactional Agreement based upon arrangements made by or on behalf of Purchaser.

4. COVENANTS.

4.1 Bulk Sales Laws. The parties hereby waive compliance with the provisions of any bulk sales, bulk transfer or similar Legal Requirements of any jurisdiction that may otherwise be applicable with respect to the sale of any or all of the Transferred Assets to the Purchaser.

4.2 Receivables. The parties acknowledge and agree that, as between Seller and Purchaser, Seller shall be entitled to all Accounts Receivable attributable to the sale of products of the Business prior to and through the Closing Date, and that Purchaser shall be entitled to all Accounts Receivable attributable to the sale of products of the Business after the Closing Date. From and after the Closing Date, if Seller or any of its Affiliates receives or collects any Accounts Receivable attributable to the sale of products of the Business after the Closing Date, Seller or its Affiliate shall remit such funds to Purchaser within ten (10) days after the end of the month in which such funds are received. From and after the Closing Date, if the Company, Purchaser or Purchaser’s Affiliates receive or collect any Accounts Receivable attributable to the sale of products of the Business prior to and through the Closing Date, such Person(s), as applicable, shall remit any such funds to Seller within ten (10) days after the end of the month in which such funds are received.

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4.3 Non-Competition.

(a) For all purposes of and under this Agreement, the following capitalized terms shall have the following respective meanings:

(i) “Competing Business” shall mean the business of designing, developing, manufacturing, selling, licensing, marketing, distributing, maintaining and supporting products of the Business as of the date of this Agreement.

(ii) “Competing Territory” shall mean anywhere in the world where products or services of the Business are designed, manufactured, purchased, assembled, distributed or sold, including without limitation the United States of America, the United Kingdom, Switzerland, and the People’s Republic of China.

(b) Seller acknowledges and agrees that Purchaser would be irreparably damaged if Seller, or any of its Affiliates, were to participate in a Competing Business and that any such competition by Seller (or its Affiliates) would result in a significant loss of goodwill by the Purchaser. Seller further acknowledges and agrees that the covenants and agreements set forth in this Section 4.3 were a material inducement to Purchaser to enter into this Agreement and to perform its obligations hereunder, and that Purchaser would not obtain the full benefit of the bargain set forth in this Agreement as specifically negotiated by the Parties hereto if Seller breached the provisions of this Section 4.3. Therefore, Seller agrees, in further consideration of the amounts to be paid hereunder for the Transferred Assets and the Shares, except with the prior written consent of the Purchaser, at all times until the date that is 60 months following the Closing Date, Seller shall not, and shall cause its Affiliates not to, directly or indirectly, engage in, conduct, manage, operate, own, control or participate in the management of a Competing Business in the Competing Territory or any portion thereof. Seller acknowledges that the Business has been conducted or is presently proposed to be conducted throughout the Competing Territory and that the time and geographic restrictions set forth above are reasonable and necessary to protect the goodwill of the Business being sold by Seller pursuant to this Agreement.

(c) Notwithstanding anything to the contrary in this Section 4.3, Seller and its Affiliates may:

(i) acquire and continue to operate any Person that conducts a Competing Business if in the calendar year prior to the acquisition, the consolidated revenues of that Person (“Target”) from its Competing Business do not constitute more than 20% of the total consolidated revenues of Target;

(ii) purchase products or services from third parties that are engaged in a Competing Business; or

(iii) hold and make passive indirect investments, through a publicly traded mutual fund or similar investment, in publicly traded securities or other equity interests not to exceed a five percent (5%) ownership interest in such Person; provided that Seller and its Affiliates do not actively participate in or control, directly or indirectly, any investment or other decisions with respect to such investment.

(d) Notwithstanding anything to the contrary in this Section 4.3, if any Person acquires control of Seller or any of its Affiliates, whether by stock purchase, merger, consolidation or

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other business combination, and such Person or an Affiliate of such Person is engaged in a Competing Business at the time of such acquisition, the provisions of this Section 4.3 shall terminate effective upon the consummation of such acquisition by such Person, and the provisions of this Section 4.3 shall not have any further force or effect.

(e) The Parties acknowledge that nothing in this Section 4.3 shall limit or restrict (i) the ability of the Parties to perform any of their obligations under any of the Transactional Agreements or (ii) to perform or receive the obligations or benefits under any non-assignable Transferred Assets pursuant to Section 1.10 of this Agreement.

4.4 Patent Files. Within 30 calendar days of the Closing Date, Seller shall deliver a letter of instruction, in form and substance reasonably acceptable to Purchaser, to each legal counsel of Seller or any Affiliate of Seller that has in its possession Patent prosecution files that related to any Transferred Patents, instructing such counsel to release such files upon Purchaser’s request (and at Purchaser’s sole expense).

4.5 Records. Within 60 calendar days of the Closing Date, Seller shall deliver to Purchaser copies of all Records related to the Business but which are not Transferred Books.

4.6 Delivery of Financial Statements. After the Closing, the Seller will cause to be prepared the consolidated balance sheet of the Business as of June 29, 2013 and the related consolidated statement of income of the Business for the period ending on June 29, 2013, prepared in accordance with GAAP on a basis consistent with the basis in which the Seller and its Affiliates have applied GAAP historically, and shall deliver such statements to Grant Thornton, LLP promptly to enable the preparation of an audit of such statements (as audited, the “Audited Financial Statements”) for delivery to the Purchaser no later than November 7, 2013. Seller and Purchaser shall share equally the cost of the Audited Financial Statements. Purchaser shall cooperate and assist the Seller and its Representatives, at Purchaser’s cost, with respect to the preparation of the Audited Financial Statements and shall ensure that the Seller and its Representatives, upon reasonable notice, are provided with access to the Representatives, personnel and assets of the Business to the extent necessary for the Representatives to timely prepare the Audited Financial Statements, including all existing books, Records, Tax Returns, work papers and other documents and information relating to the Business.

4.7 Returned Assets. Seller shall use commercially reasonable efforts to, and shall cause Parent to, (a) exercise their respective rights under the Existing Contract Manufacturing Agreements to cause the counterparties thereto to return and reconvey title to the equipment previously transferred by Seller or Parent thereunder as identified in Part 4.7 of the Disclosure Letter (the “Repurchased Transferred Equipment”) or (b) acquire equipment substantially similar to such Repurchased Transferred Equipment (“Replacement Equipment”), and Seller and Parent shall promptly upon acquisition thereof convey title to such Repurchased Transferred Equipment or Replacement Equipment to Purchaser or Purchaser’s designee, and shall deliver such Repurchased Transferred Equipment or Replacement Equipment either to Seller’s Shenzhen facility at Seller’s expense, or such other location as directed by Purchaser, at Purchaser’s expense. In addition, Seller shall, upon Purchaser’s request, relocate the equipment previously transferred to Venture as identified in Part 4.7 of the Disclosure Letter (the “Relocated Equipment”) either to Seller’s Shenzhen facility at Seller’s expense, or such other location as directed by Purchaser, at Purchaser’s expense.

4.8 Shenzhen Equipment. Seller agrees that neither Seller, Parent or an Affiliate of Seller or Parent will (A) sell, transfer, lease, exchange, assign or otherwise dispose of, or grant any option,

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warrant or other right with respect to, any of the Shenzhen Equipment other than as required under Section 1.11; or (B) create, incur or suffer to exist any Encumbrance with respect to any Shenzhen Equipment, except for the Liens in favor of Purchaser.

4.9 Non-Disclosure Agreements. Promptly following the Closing, Seller shall and shall cause its Affiliates to use commercially reasonable efforts to cause all counterparties to nondisclosure agreements pertaining to an acquisition of the Business to return or destroy all confidential information of the Business provided by Seller or any Affiliate of Seller thereunder. In the event either Purchaser or Seller (or any of their respective Affiliates) becomes aware of noncompliance by any such counterparty, then the Party learning of such noncompliance shall notify the other Party and, thereafter, upon written request from Purchaser, Seller or such Affiliate shall assign to Purchaser or an Affiliate of Purchaser all rights to enforce such nondisclosure agreements, or if such rights are not assignable, shall enforce such rights on behalf of Purchaser or Purchaser’s Affiliate (at the expense of Purchaser or such Affiliate).

4.10 Non-Solicitation. Following the Closing Date for a period of two (2) years:

(a) Purchaser shall not, and shall cause its Affiliates not to, solicit to employ, or solicit to provide services to Purchaser or any of its Affiliates, any employee of Seller or its Affiliates who is then-employed by Seller or its Affiliates; and

(b) Seller shall not, and shall cause its Affiliates not to, solicit to employ, or solicit to provide services to Seller or any of its Affiliates, any employee of Purchaser or its Affiliates who is then-employed by Purchaser or its Affiliates.

For purposes of this Section 4.19, the term “solicit” shall not be deemed to include generalized searches for employees through media advertisements or employment firms.

4.11 Change of Company Name. Within 30 days of the Closing Date, the Purchaser shall cause the name of the Company to be changed to a name that does not contain the word “Oclaro” or any other trademark of, or is confusingly similar to the name of, the Seller or any of its Affiliates.

4.12 Issuance of Restricted Matters Share. Seller and its Affiliates shall use their reasonable best efforts to obtain any required consents under the 7.50% Exchangeable Senior Secured Second Lien Notes due 2018 issued by Oclaro Luxembourg S.A. to the issuance of the Restricted Matters Share to the Purchaser or an Affiliate of the Purchaser, and upon receipt of all such consents and written request from the Purchaser, shall use their reasonable best efforts to cause the issuance of the Restricted Matters Share to the Purchaser or an Affiliate of the Purchaser and upon such issuance, shall use their reasonable best efforts to cause the Shenzhen Company to amend its organizational documents, in form and substance mutually agreeable to the Seller and the Purchaser, in order to give certain protective rights to the equityholder thereof.

5. CONDITIONS PRECEDENT TO THE PURCHASER’S OBLIGATION TO CLOSE.

The Purchaser’s obligation to purchase the Shares and the Transferred Assets and to take the other actions required to be taken by the Purchaser at the Closing is subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by the Purchaser, in whole or in part, in writing):

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5.1 Accuracy of Representations. The representations and warranties made by the Seller in this Agreement shall have been accurate in all respects as of the Closing Date as if made on the Closing Date (except for such representations or warranties which address matters only as of a particular time, which shall have been accurate in all respects as of such particular time), except that any inaccuracies in such representations and warranties shall be disregarded if the circumstances giving rise to such inaccuracies (considered collectively) do not constitute a Material Adverse Effect.

5.2 Performance of Obligations. All of the covenants and obligations that the Seller or any Affiliate of Seller are required to comply with or to perform at or prior to the Closing shall have been duly complied with and performed in all material respects.

5.3 No Material Adverse Effect. There shall have been no Material Adverse Effect since the date of this Agreement.

5.4 Documents. The Purchaser shall have received the following documents, each of which shall be in full force and effect:

(a) a Manufacturing and Supply Agreement, in form and substance mutually agreeable to the Purchaser and the Seller (the “Manufacturing and Supply Agreement”), duly executed by the parties thereto (other than the Purchaser);

(b) a Transition Services Agreement, in form and substance mutually agreeable to the Purchaser and the Seller (the “Transition Services Agreement”), duly executed by the parties thereto (other than the Purchaser or any Affiliate of Purchaser);

(c) an Intellectual Property License Agreement in form and substance mutually agreeable to the Purchaser and the Seller (the “Intellectual Property License Agreement”), duly executed by the parties thereto (other than the Purchaser);

(d) a certificate, duly executed by the Director of the Seller, certifying that the conditions set forth in Sections 5.1, 5.2 and 5.3 have been duly satisfied;

(e) a written assignment declaration (Abtretungserklärung) duly executed by the Seller irrevocably and unconditionally assigning the Shares and all rights related thereto to the Purchaser, in form and substance mutually agreeable to the Purchaser and the Seller;

(f) the Company’s original share register together with a written resolution of the Company’s shareholder approving the registration of the Purchaser as new sole shareholder of the Company;

(g) bills of sale with respect to the Transferred IP, Transferred Inventory, Transferred Equipment, Transferred Books and Transferred Governmental Authorizations, in form and substance mutually agreeable to the Purchaser and the Seller (the “Bills of Sale”), duly executed by the Seller or the Affiliate of the Seller that owns the respective Transferred Asset;

(h) assignment agreements with respect to the Transferred Patents and Transferred Contracts, in form and substance mutually agreeable to the Purchaser and the Seller (the “Assignment Agreements”), duly executed by the Seller or the Affiliate of the Seller that owns the Transferred Patent or is a party to the Transferred Contract;

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(i) an executed written letter of resignation of Jerry Turin as Managing Director of the Company effective as of the Closing Date;

(j) a certificate signed by the Secretary of each of Seller, the Company and each Affiliate of the Seller that owns Shares or Transferred Assets certifying as true and correct as of the Closing Date: (i) the Constituent Documents of the respective entities signing the certificate; (ii) the incumbency of the officers of such entities that are signing any of the Transactional Agreements; (iii) the resolutions of the boards of directors (or equivalent managing bodies) of such entities approving the Transactional Agreements to which they are a party and the transactions contemplated therein; and (iv) the resolutions of the stockholder of Seller approving the sale of the Shares;

(k) an estoppel certificate of Fabrinet, duly executed by Fabrinet, each in form and substance reasonably acceptable to Purchaser;

(l) a spreadsheet accurately and completely setting forth the payment instructions for any payments required to be made at Closing, duly executed by the Seller;

(m) the Company Release;

(n) the Parent Non-compete Agreement;

(o) evidence of termination of Intercompany Contracts relating to the Company;

(p) the Quitclaim;

(q) the Non-UK Transfer Documents, duly executed by the owner of the respective Transferred Assets; and

(r) such other documents as the Purchaser may request in good faith for the purpose of evidencing the satisfaction of any condition set forth in this Section 5 or otherwise facilitating the consummation or performance of any of the Transactions.

5.5 No Prohibition. No temporary restraining order, preliminary or permanent injunction or other Order preventing the consummation of any of the Transactions shall have been issued by any court of competent jurisdiction and remain in effect, and there shall not be any Legal Requirement enacted or deemed applicable to any of the Transactions that makes consummation of the Transactions illegal.

5.6 Intercompany Loans. Each of the Intercompany Loans and any indebtedness for borrowed money of the Company shall have been paid or otherwise eliminated to the Purchaser’s reasonable satisfaction.

5.7 Release of Encumbrances. All Encumbrances on the Transferred Assets or Company Assets or Shares shall have been terminated or released, in each case in a manner reasonably satisfactory to Purchaser.

6. CONDITIONS PRECEDENT TO THE SELLER’S OBLIGATION TO CLOSE.

The Seller’s obligation to sell the Shares and the Transferred Assets and to take the other actions required to be taken by the Seller at the Closing is subject to the satisfaction, at or prior to the Closing, of

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each of the following conditions (any of which may be waived by the Seller, in whole or in part, in writing):

6.1 Accuracy of Representations. The representations and warranties made by the Purchaser in this Agreement shall be accurate in all respects as of the Closing Date as if made on and as of the Closing Date (except for such representations or warranties which address matters only as of a particular time, which shall have been accurate in all respects as of such particular time), except that any inaccuracies in such representations and warranties shall be disregarded if the circumstances giving rise to such inaccuracies (considered collectively) do not constitute a Material Adverse Effect.

6.2 Performance of Obligations. All of the covenants and obligations that the Purchaser is required to comply with or to perform pursuant to this Agreement at or prior to the Closing shall have been complied with and performed in all material respects.

6.3 Documents. Seller shall have received the following documents, each of which shall be in full force and effect:

(a) the Manufacturing and Supply Agreement, duly executed by the Purchaser or an Affiliate of the Purchaser;

(b) the Transition Services Agreement, duly executed by the Purchaser or an Affiliate of the Purchaser;

(c) the Assumption Agreement, duly executed by the Purchaser or an Affiliate of the Purchaser;

(d) the Intellectual Property License Agreement, duly executed by the Purchaser or an Affiliate of the Purchaser;

(e) a certificate, duly executed by the Chief Executive Officer of the Purchaser, certifying that the conditions set forth in Sections 6.1 and 6.2 have been duly satisfied;

(f) a certificate signed by the Chief Executive Officer of the Purchaser and each Affiliate of the Purchaser that is purchasing Shares or Transferred Assets certifying as true and correct as of the Closing Date: (i) the Constituent Documents of the respective entities signing the certificate; (ii) the incumbency of the officers of such entities that are executing the Transactional Agreements; (iii) the resolutions of the such entities approving the Transactional Agreements to which they are a party and the transactions contemplated therein; and (iv) the incumbency of each officer for each entity that is purchasing the Shares and/or any Transferred Assets, duly executed by the respective parties;

(g) such assignments, assumption agreements and other documents as the Seller may, acting reasonably and in good faith, determine to be necessary or appropriate to effect the assumption of the Assumed Liabilities; and

(h) such other documents as the Seller may request in good faith for the purpose of evidencing the satisfaction of any condition set forth in this Section 6 or otherwise facilitating the consummation or performance of any of the Transactions.

6.4 No Prohibition. No temporary restraining order, preliminary or permanent injunction or other Order preventing the consummation of any of the Transactions shall have been issued by any

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court of competent jurisdiction and remain in effect, and there shall not be any Legal Requirement enacted or deemed applicable to any of the Transactions that makes consummation of the Transactions illegal.

7. TERMINATION.

7.1 Termination Events. This Agreement may be terminated prior to the Closing:

(a) by the mutual written consent of the Purchaser and the Seller;

(b) by the Purchaser if the Closing has not taken place on or before the date that is thirty (30) days following the date of this Agreement (other than as a result of any failure on the part of the Purchaser to comply with or perform its covenants and obligations under this Agreement);

(c) by the Seller if the Closing has not taken place on or before the date that is thirty (30) days following the date of this Agreement (other than as a result of any failure on the part of the Seller to comply with or perform any covenant or obligation set forth in this Agreement);

(d) by either the Purchaser or the Seller if a court of competent jurisdiction or other Governmental Body shall have issued a final and nonappealable order, decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting any of the Transactions;

(e) by the Purchaser if any of the Seller’s representations and warranties contained in this Agreement shall have been inaccurate as of the date of this Agreement or shall have become inaccurate as of any subsequent date (as if made on such subsequent date), or if any of the Seller’s covenants contained in this Agreement shall have been breached in any respect; provided, however, that the Purchaser may not terminate this Agreement under this Section 7.1(e) on account of an inaccuracy in the Seller’s representations and warranties, or on account of a breach of a covenant by the Seller, unless: (i) such inaccuracy or breach would cause the conditions in Sections 5.1 or 5.2 not to be satisfied; and (ii) such inaccuracy or breach (if curable) is not cured by the Seller within 30 calendar days after receiving written notice from the Purchaser of such inaccuracy or breach; or

(f) by the Seller if any of the Purchaser’s representations and warranties contained in this Agreement shall have been inaccurate as of the date of this Agreement or shall have become inaccurate as of any subsequent date (as if made on such subsequent date), or if any of the Purchaser’s covenants contained in this Agreement shall have been breached in any respect; provided, however, that neither the Seller may terminate this Agreement under this Section 7.1(f) on account of an inaccuracy in the Purchaser’s representations and warranties or on account of a breach of a covenant by the Purchaser unless: (i) such inaccuracy or breach would cause the conditions in Section 6.1 or 6.2 not to be satisfied; and (ii) such inaccuracy or breach (if curable) is not cured by the Purchaser within 30 calendar days after receiving written notice from the Seller of such inaccuracy or breach.

7.2 Termination Procedures. If the Purchaser wishes to terminate this Agreement pursuant to Section 7.1(b), Section 7.1(d) or Section 7.1(e), the Purchaser shall deliver to the Seller a written notice stating that the Purchaser is terminating this Agreement and setting forth a brief description of the basis on which the Purchaser is terminating this Agreement. If the Seller wishes to terminate this Agreement pursuant to Section 7.1(c), Section 7.1(d) or Section 7.1(f), the Seller shall

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deliver to the Purchaser a written notice stating that the Seller is terminating this Agreement and setting forth a brief description of the basis on which the Seller is terminating this Agreement.

7.3 Effect of Termination. If this Agreement is terminated pursuant to Section 7.1, all further obligations of the parties under this Agreement shall terminate; provided, however, that: (a) no party shall be relieved of any obligation or other Liability arising from any intentional breach by such party of any representation or warranty contained in this Agreement or material breach by such party of any covenant contained in this Agreement; and (b) the parties shall, in all events, remain bound by and continue to be subject to the provisions set forth in Section 10.4, 10.5, 10.6, 10.7, 10.8, 10.9, 10.10, 10.11, 10.12, 10.13, 10.14, 10.15, 10.16 and 10.17.

8. INDEMNIFICATION, ETC.

8.1 Survival of Representations and Warranties.

(a) All agreements and covenants in this Agreement shall survive the Closing indefinitely or otherwise in accordance with their terms.

(b) The representations and warranties made by the Seller in Sections 2.3(d), 2.5, 2.6(g), 2.27, and 2.29(a) of this Agreement shall survive the Closing indefinitely (each, a “Fundamental Rep”), and the representations and warranties made by the Seller in Sections 2.10 and 2.13 of this Agreement (each, an “SOL Rep”) shall survive the Closing until one month after the applicable statute of limitations (the “SOL Representation Termination Date”). All representations and warranties made by the Seller in this Agreement other than the Fundamental Reps and SOL Reps shall expire at 5:00 p.m., Pacific Time, on December 31, 2014 (the “General Representation Termination Date”), and the representations and warranties made by the Purchaser in this Agreement shall expire on the General Representation Termination Date; provided, however, that if a Claim Notice (as defined below) relating to any representation or warranty of the Seller in this Agreement is given to the Seller on or prior to the General Representation Termination Date or the SOL Representation Expiration Date, as applicable, or if a Claim Notice relating to any representation or warranty of the Purchaser in this Agreement is given to the Purchaser on or prior to the General Representation Termination Date, then the claim(s) asserted in such Claim Notice shall survive the General Representation Termination Date or the SOL Representation Expiration Date, as applicable, until such time as such claim is (or claims are) fully and finally resolved.

(c) The limitations set forth in Section 8.1(b) shall not apply in the case of fraud.

(d) For purposes of this Agreement, a “Claim Notice” relating to a particular representation or warranty shall be deemed to have been given if any Indemnitee, acting in good faith, delivers to the Seller or the Purchaser, as applicable, a written notice stating that such Indemnitee believes that there is or has been a breach of such representation or warranty, asserting a claim for recovery under Section 8.2 in the case of a breach by the Seller or under Section 8.3 in the case of a breach by the Purchaser, and setting forth in reasonable detail: (i) the basis for, and a reasonable description of the circumstances supporting, such Indemnitee’s belief that there is or has been such a breach; and (ii) a non-binding, preliminary estimate of the aggregate dollar amount of the actual and potential Damages that have arisen and may arise as a result of such breach.

8.2 Indemnification by the Seller. From and after the Closing Date (but subject to the limitations set forth in this Section 8), the Seller shall indemnify each of the Purchaser Indemnitees on a

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pound for pound basis against all Damages that are incurred by any of the Purchaser Indemnitees and that arise from:

(a) any inaccuracy in or breach of any of the representations or warranties made by the Seller in this Agreement;

(b) any breach of any covenant or obligation of the Seller contained in this Agreement, other than with respect to the covenant set forth in the first sentence in Section 4.6;

(c) any Excluded Liabilities; or

(d) those items set forth on Part 8.2(d) of the Disclosure Letter.

8.3 Indemnification by the Purchaser. From and after the Closing Date (but subject to the limitations set forth in this Section 8), the Purchaser shall indemnify each of the Seller Indemnitees on a pound for pound basis against all Damages that are incurred by any of the Seller Indemnitees and that arise from:

(a) any inaccuracy in or breach of any of the representations or warranties made by the Purchaser in this Agreement;

(b) any breach of any covenant or obligation of the Purchaser contained in this Agreement; or

(c) the Transferred Assets and the Assumed Liabilities.

8.4 Limitations on Indemnification.

(a) Subject to Section 8.4(d), the Seller shall not be required to make any indemnification payment pursuant to Section 8.2(a) until such time as the total amount of all Damages that have been incurred by any one or more of the Purchaser Indemnitees and with respect to which any indemnification payment would otherwise be available to the Purchaser Indemnitees pursuant to such section, exceeds an aggregate of $575,000 (the “Deductible Amount”). If the total amount of such Damages exceeds the Deductible Amount, the Purchaser Indemnitees shall be entitled to be indemnified only against the amount of such Damages exceeding the Deductible Amount. Subject to Section 8.4(e), the Purchaser shall not be required to make any indemnification payment pursuant to Section 8.3(a) until such time as the total amount of all Damages that have been incurred by any one or more of the Seller Indemnitees and with respect to which any indemnification payment would otherwise be available to the Seller Indemnitees pursuant to such section exceeds the Deductible Amount. If the total amount of such Damages exceeds the Deductible Amount, the Seller Indemnitees shall be entitled to be indemnified only against the amount of such Damages exceeding the Deductible Amount.

(b) Subject to Section 8.4(e), the maximum amount of indemnifiable Damages which may be recovered by the Purchaser Indemnitees from the Seller with respect to (i) the matters described in Section 8.2(a) and Section 8.2(c) shall be an aggregate amount equal to the Indemnification Holdback Amount, and (ii) the matters described in Section 8.2(b) (other than with respect to Section 4.3) and Section 8.2(d) and any other matters under this Agreement shall be an aggregate amount equal to the amount of the Purchase Price actually received by the Seller or any Affiliate of the Seller.

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(c) Subject to Section 8.4(e), the maximum amount of indemnifiable Damages which may be recovered by the Seller Indemnitees from the Purchaser with respect to the matters described in Section 8.3(a) and 8.3(b) shall be an aggregate amount equal to the Indemnification Holdback Amount.

(d) The amount of Damages recoverable by any Indemnitees hereunder shall be reduced by the amount of any insurance proceeds actually paid to the Indemnitee, and the Tax benefits to which any of the Purchaser Indemnitees is entitled, relating to such Damages, after deducting all attorneys fees, expenses and other costs of recovery and any deductible associated therewith to the extent paid.

(e) The limitations on the indemnification obligations of the Seller and the Purchaser set forth in Sections 8.4(a), 8.4(b), or 8.4(c) shall not apply to any Damages arising from any inaccuracy in or breach of any Fundamental Rep or in the case of fraud.

8.5 Exclusive Remedy.

(a) Subject to any injunction or other equitable remedies that may be available to the Indemnitees, from and after the Closing Date, the Indemnitors shall not be liable or responsible in any manner whatsoever (whether for indemnification or otherwise) to the Indemnitees for a breach of this Agreement, the Bills of Sale, the Assumption Agreements, and the Non-UK Transfer Documents except as expressly provided in this Section 8, and, subject to the foregoing, this Section 8 provides the exclusive remedy and cause of action of Indemnitees against any Indemnitor with respect to any matter arising out of or in connection with a breach of this Agreement; provided, however, that no claim against an Indemnitor for fraud by such Indemnitor shall be subject to the limitations of this Section 8.5.

(b) Notwithstanding any breach of this Agreement or the provisions of any applicable laws or regulations, but save in the event of fraud, the Purchaser agrees that, following the date of this Agreement, it will have no right (including any right under common law) to terminate or rescind this Agreement and will not be entitled to treat the Seller as having repudiated this Agreement.

(c) The only remedy of the Purchaser or any of its Affiliates for or in respect of any claim hereunder will be damages for breach of contract and the Purchaser for itself and on behalf of each of its Affiliates, waives any other remedy that it might but for this clause have in respect of any claim hereunder (whether in tort or otherwise), including under the Misrepresentation Act 1967.

8.6 Holdback. A Purchaser Indemnitee shall be paid from the Indemnification Holdback Fund the amount of any Damage for which it has been finally determined in accordance with Part 10.9(d) of the Disclosure Letter that such Purchaser Indemnitee is entitled to indemnification pursuant to this Section 8, promptly after such final determination. So long as any of the Indemnification Holdback Amount remains in the Indemnification Holdback Fund, the Indemnification Holdback Fund shall be the sole source of recovery for any Damage incurred by a Purchaser Indemnitee under Section 8.2 of this Agreement. The period during which claims for indemnification from the Indemnification Holdback Fund may be initiated shall commence on the Closing Date and terminate at 5:00 p.m., Pacific Time, on December 31, 2014 (the “Indemnification Holdback Claim Period”). Notwithstanding anything to the contrary in this Agreement, on the date of expiration of the Indemnification Holdback Claim Period, such portion of the Indemnification Holdback Fund as may be necessary, in the reasonable judgment of Purchaser, to satisfy any then unresolved or unsatisfied claims for Damages (to the extent specified in any Claims Notice delivered to the Seller pursuant to Section 8.2 prior to the expiration of the Indemnification Holdback Claim Period) shall remain in the Indemnification Holdback Fund until such claims for Damages have been resolved or satisfied in accordance with this Section 8. Within three business days

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after the date of expiration of the Indemnification Holdback Claim Period, the Indemnification Holdback Fund, less any amount determined pursuant to the previous sentence, shall be paid by the Purchaser to the Seller.

8.7 Defense of Third Party Claims. In the event of the assertion or commencement by any Person of any Proceeding with respect to which any Indemnitee may be entitled to indemnification pursuant to this Section 8, the Indemnitor shall have the right, at its election, to proceed with the defense (including settlement or compromise) of such Proceeding on its own with counsel reasonably satisfactory to the Indemnitee; provided, however, that the Indemnitor may not settle or compromise any such Proceeding without the prior written consent of the Indemnitee. The Indemnitee shall give the Indemnitor prompt notice after it becomes aware of the commencement of any such Proceeding against the Indemnitee; provided, however, any failure on the part of the Indemnitee to so notify the Indemnitor shall not limit any of the obligations of the Indemnitor, or any of the rights of the Indemnitee, under this Section 8 (except to the extent such failure prejudices the defense of such Proceeding). If the Indemnitor elects to assume and control the defense of any such Proceeding: (a) at the request of the Indemnitor, the Indemnitee shall make available to the Indemnitor any material documents and materials in the possession of the Indemnitee that may be necessary to the defense of such Proceeding; (b) the Indemnitor shall keep the Indemnitee reasonably informed of all material developments relating to such Proceeding; and (c) the Indemnitee shall have the right to participate in the defense of such Proceeding at its own expense. If the Indemnitor does not elect to proceed with the defense of any such Proceeding, the Indemnitee may proceed with the defense of such Proceeding with counsel of its own choice.

8.8 Contract (Rights of Third Parties) Act 1999. Each Indemnitee shall have the right under the Contracts (Rights of Third Parties) Act 1999 to enforce its right under this Section 8.

9. EMPLOYEE MATTERS.

9.1 Offers of Employment. The Purchaser shall extend (or shall cause an Affiliate of the Purchaser to extend) an offer of employment to those employees of the Seller or an Affiliate of the Seller set forth on Part 9.1 of the Disclosure Letter and to any other employee of the Seller or any Affiliate of the Seller that the Seller and the Purchaser agree prior to the Closing will be offered employment by the Purchaser or an Affiliate of the Purchaser (each, an “Eligible Employee”). Effective immediately following the Closing, the Purchaser shall (or shall cause an Affiliate of the Purchaser to) hire each Eligible Employee who timely accepts the offer of employment extended to such individual as contemplated by this Section 9.1 (the “Company Employees”), as well as each Special Jurisdiction Transferred Employee, as defined in Section 9.7 below (together with the Company Employees, the “Transferred Employees”).

9.2 Termination of Employment. Effective as of the Closing Date, (i) Seller shall terminate the employment of all Transferred Employees (other than any Company Employee or Special Jurisdiction Transferred Employee) and eliminate (A) any contractual provisions or other restrictions that would otherwise prevent any Transferred Employee from becoming an employee of the Purchaser or an Affiliate of the Purchaser and (B) any confidentiality restrictions that would prevent any Transferred Employee from using or transferring to the Purchaser any information relating to or useful for the Business or the Company and (ii) except with respect to Company Employees or as otherwise precluded by applicable Legal Requirements, the Transferred Employees shall cease accruing any benefits under any Seller Benefit Plan, and Seller shall take, or cause to be taken, all such actions as may be necessary to effect such cessation of such participation. Seller shall bear any and all obligations and liability under the WARN Act resulting from employment losses pursuant to this Section 9; provided, that Purchaser

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and its applicable Affiliates comply with all of their obligations under Section 9.1. In the event that Purchaser or one of its applicable Affiliates does not comply with its obligations under this Section 9.2, the Purchaser shall bear any and all obligations and liability under the WARN Act resulting from employment losses.

9.3 Pre-Closing Compensation. Seller shall be solely responsible, and the Purchaser shall have no obligations whatsoever for, any compensation or other amounts payable to any Transferred Employee (other than a Company Employee) relating to service with Seller or any of its Affiliates at any time on or prior to the Closing Date, including, without limitation, any hourly pay, commission, bonus, salary, accrued vacation, fringe, pension or profit sharing benefits or severance pay for any period relating to the service with Seller or any of its Affiliates, and Seller shall pay all such amounts to all entitled persons on or prior to the Closing Date.

9.4 Pre-Closing Liabilities. Seller shall remain solely responsible for the satisfaction of all claims for life insurance, sickness, accident or disability benefits brought by or in respect of any Transferred Employee (or a spouse or dependent thereof), other than a Company Employee, to the extent such claims relate to events occurring on or prior to the Closing Date, and Seller shall remain solely responsible for the satisfaction of all health care claims brought by or in respect of any Transferred Employee (or a spouse or dependent thereof), other than a Company Employee, to the extent such claims relate to treatment or services provided on or prior to the Closing Date.

9.5 Credit for Prior Service. To the extent not otherwise required by or resulting from operation of any Legal Requirement, the Purchaser shall, or shall cause its Affiliates to, recognize each Transferred Employee’s period of employment with the Seller and the Company (and any Affiliate of Seller or the Company or predecessor of Seller or the Company or such Affiliate) for purposes of vesting, eligibility and level of benefits under the Purchaser’s and its Affiliates’ employee benefit plans, programs and arrangements in which any Transferred Employee will be eligible to participate following Closing, including but not limited to, the Seller’s and its Affiliates’ applicable welfare benefit plans, employee pension plans, vacation, disability, sick leave, paid time off and severance benefit plans, programs and arrangements.

9.6 Waiver of Pre-Existing Conditions. With respect to any plan that provides medical, disability, dental, vision or similar benefits maintained by Purchaser or any Affiliate of Purchaser, Purchaser shall (and Purchaser shall cause its Affiliates to) cause any and all pre-existing condition (or actively-at-work or similar) limitations, waiting periods and evidence of insurability requirements to be waived with respect to all Transferred Employees and their eligible dependents.

9.7 Special Jurisdiction Transferred Employees. Notwithstanding any other provision of this Agreement save for Section 9.10 below, effective as of the Closing, the Purchaser shall employ (or shall cause an Affiliate of the Purchaser to employ) all of the Eligible Employees who are employed by the Seller or an Affiliate of the Seller as of the Closing and whose transfer of employment to the Purchaser or an Affiliate in connection with the Transactions is required pursuant to applicable Legal Requirements (each, a “Special Jurisdiction Transferred Employee”). The Purchaser shall (and shall cause each of its applicable Affiliates to) comply with all applicable provisions of the EC Council Directive No. 2001/23 as implemented by applicable local regulations, or other country-specific legal standards or applicable Legal Requirements, in connection with the transfer of the employment of the Special Jurisdiction Transferred Employees to the Purchaser or to an Affiliate of the Purchaser.

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9.8 Employee Notices. To the extent any notification, information or consultation requirements are imposed by applicable Legal Requirements in connection with the Transactions with regard to any Eligible Employees or Company Employees, the Purchaser and the Seller agree to cooperate to ensure that such notification, information and consultation requirements are completed.

9.9 No Third-Party Rights. No provision in this Section 9 shall (i) create any third-party beneficiary or other rights in any employee or former employee (including any beneficiary or dependent thereof) of Seller or any of its Affiliates or any other Person other than the parties hereto and their respective successors and permitted assigns, (ii) constitute or create an employment agreement or (iii) constitute or be deemed to constitute an amendment to any employee benefit plan (including any Seller Benefit Plan) sponsored or maintained by the Purchaser or the Seller or any of their respective Affiliates.

9.10 UK Employees. The provisions in relation to the UK Employees are set out in the Transition Services Agreement. Therefore, it is agreed between the Parties that the provisions of this Agreement shall not apply to UK Employees or any liabilities arising out of their employment or under their contract of employment.

9.11 H-1B Visa Holders. Several Eligible Employees located at the Tucson, Arizona facility of Seller’s Affiliate are holders of H-1B Visas. Purchaser or its Affiliate hereby agrees to assume the immigration obligations of the Seller relating to such H-1B Visas.

10. MISCELLANEOUS PROVISIONS.

10.1 Tax Returns; Taxes; Cooperation.

(a) The Seller shall file or cause to be filed all Tax Returns with respect to the Company, the Business and the Transferred Assets for all taxable periods ending on or prior to the Closing Date, and the Purchaser shall file or cause to be filed all Tax Returns with respect to the Company, the Business and the Transferred Assets for all taxable periods beginning after the Closing Date. The Tax Returns of the Company for any taxable period that includes but does not end on the Closing Date (a “Straddle Period,” and each such return, a “Straddle Period Return”) shall be prepared by Purchaser, or at its direction, consistent with the prior Tax Returns of the Company. Purchaser shall provide a copy of each Straddle Period Return to Seller for its comment at least 30 days prior to the due date (including extensions) of such Tax Return. If Seller objects to any item on any Straddle Period Return, it shall, within fifteen days after receipt of such Straddle Period Return, so notify Purchaser in writing, and Purchaser shall incorporate into such Straddle Period Return all reasonable comments provided by Seller with respect to the Straddle Period Return.

The Seller shall be liable for and shall pay all Taxes due on such Tax Returns to the extent such Taxes for the Pre-Closing Period (including Taxes for a Straddle Period to the extent the Taxes relate to the Pre-Closing Period as determined pursuant this Section 10.1) exceed the amount of accrued Taxes shown on the Company Balance Sheet.

For purposes of this Agreement, the portion of any Taxes for a Straddle Period that are allocable to the Pre-Closing Period shall be:

(i) in the case of Taxes that are imposed on a periodic basis, deemed to be the amount of such Taxes for the entire period (or, in the case of such Taxes determined on an arrears basis (such as real property taxes), the amount of such Taxes for the immediately preceding period)

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multiplied by a fraction the numerator of which is the number of calendar days in the Straddle Period ending on (and including) the Closing Date and the denominator of which is the number of calendar days in the entire relevant Straddle Period; and

(ii) in the case of Taxes not described in clause (i) (such as Taxes that are either (x) based upon or related to income or receipts, or (y) imposed in connection with any sale or other transfer or assignment of property (real or personal, tangible or intangible)), deemed equal to the amount that would be payable if the taxable year or period ended on the Closing Date.

(b) Any Tax refunds that are determined to be due to Purchaser or the Company that relate to Tax periods or portions thereof ending on or before the Closing Date shall be for the account of Seller, and Purchaser shall pay over to Seller any such refund within five days after receipt or determination of entitlement thereto.

(c) Purchaser shall not, and shall not cause or permit the Company, to file any amended Tax Return of the Company for any taxable period ending on or prior to the Closing Date or to file any amended Straddle Period Return, or to make any Tax election that affects any Tax Return of the Company for any taxable period ending on or prior to the Closing Date or any Straddle Period Return, in each case without the prior written consent of the Seller.

(d) The Seller and the Purchaser shall reasonably cooperate, and shall cause their respective Affiliates and Representatives to reasonably cooperate, in all matters relating to Taxes, including by providing any information and documentation that may be necessary to enable the other to comply with any filing requirements relating to any such Taxes.

(e) Any and all existing Tax sharing agreements (whether written or not) binding upon the Company shall be terminated as of the Closing Date. After such date neither the Company, Seller nor any of Seller’s Affiliates and their respective Representatives shall have any further rights or liabilities hereunder.

10.2 Further Actions.

(a) From and after the Closing, each party hereto shall cooperate with the other parties, and shall cause to be executed and delivered such documents as the other parties may reasonably request, for the purpose of evidencing the Transactions.

(b) After the Closing, if the Seller or any Affiliate of the Seller receives any payment, refund or other amount that is a Transferred Asset or is otherwise properly due and owing to the Purchaser or any Affiliate of the Purchaser in connection with the Transactions, the Seller shall promptly remit or shall cause to be remitted such amount to the Purchaser or to such Affiliate of the Purchaser. After the Closing, if the Purchaser or any Affiliate of the Purchaser receives any payment, refund or other amount that is properly due and owing to the Seller or any Affiliate of the Seller in connection with the Transactions, the Purchaser shall promptly remit or shall cause to be remitted such amount to the Seller or such Affiliate of the Seller.

10.3 Continuing Access to Information. After the Closing, Purchaser shall give (and shall cause its Affiliates to give) Seller and its Representatives reasonable access during normal business hours to (and shall, and shall cause its Affiliates to, allow Seller and its Representatives to make copies of) any books and records and information relating to the Company, the Business, or the Transferred

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Assets for any reasonable purpose, including as may be necessary for: (a) preparation of Tax returns and financial statements which are the responsibility of Seller; (b) management and handling of any Tax audits and Tax disputes except with respect to the Company; or (c) complying with any audit request, subpoena or other investigative demand by any Governmental Body or for any civil litigation except with respect to the Company. For a period of six years following the Closing, or such longer period as may be required by applicable Legal Requirements or necessitated by applicable statutes of limitations, Purchaser shall, and shall cause the Company to, maintain all books and records of the Company or related to the Transferred Assets in the jurisdiction in which such books and records were located prior to the Closing and shall not destroy or dispose of any of such books and records.

10.4 Publicity.

(a) The Purchaser shall ensure that, on and at all times after the date of this Agreement: (i) no press release or other publicity concerning any of the Transactions is issued or otherwise disseminated (and no other disclosure regarding any of the Transactions is made) by or on behalf of the Purchaser or any Affiliate of the Purchaser without the Seller’s prior written consent; and (ii) the Purchaser (and each of its Affiliates) continues to keep the terms of this Agreement and the other Transactional Agreements strictly confidential; provided, however, that, without the consent of the Seller: (A) the existence and terms of the Transactions, this Agreement and the other Transactional Agreements may be disclosed to the extent the Purchaser reasonably believes that such disclosure is required by any Legal Requirement (including rules and regulations issued by a national securities exchange that are applicable to the Purchaser); (B) the Purchaser and the Affiliates of the Purchaser may disclose the existence and terms of the Transactions, this Agreement and the other Transactional Agreements to their Representatives to the extent that the Purchaser in good faith believes that such Persons have a reasonable need to know such information; and (C) the Purchaser and the Affiliates of the Purchaser may make disclosures that are consistent with (but not more expansive in any material respect than) disclosures approved by the Seller or made pursuant to clause “(A)” or “(B)” of this sentence.

(b) The Seller shall ensure that, on and at all times after the date of this Agreement: (i) no press release or other publicity concerning any of the Transactions is issued or otherwise disseminated by or on behalf of the Seller or any Affiliate of the Seller without the Purchaser’s prior written consent; and (ii) the Seller (and each of Affiliate of the Seller) continues to keep the terms of this Agreement and the other Transactional Agreements strictly confidential; provided, however, that, without the consent of the Purchaser: (A) the existence and terms of the Transactions, this Agreement and the other Transactional Agreements may be disclosed to the extent the Seller reasonably believes that such disclosure is required by any Legal Requirement (including rules and regulations issued by a national securities exchange that are applicable to the Seller or any Affiliate thereof); (B) the Seller and the Affiliates of the Seller may disclose the existence and terms of the Transactions, this Agreement and the other Transactional Agreements to their employees, customers, suppliers and other Persons with relationships with the Business, in each case to the extent that the Seller in good faith believes that such Persons have a reasonable need to know such information; and (C) the Seller and the Affiliates of the Seller may make disclosures that are consistent with (but not more expansive in any material respect than) disclosures approved by the Purchaser or made pursuant to clause “(A)” or “(B)” of this sentence.

10.5 Fees and Expenses.

(a) Except as otherwise specifically set forth in this Agreement, the Seller shall bear and pay all fees, costs and expenses that have been incurred or that are in the future incurred by, on behalf of or for the benefit of the Seller, the Company (prior to the Closing) or any Affiliate of the Seller in

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connection with: (i) the negotiation, preparation and review of this Agreement (including the Disclosure Letter) and the other Transactional Agreements; (ii) the preparation and submission of any filing or notice required to be made or given by the Seller, the Company (prior to the Closing) or any Affiliate of the Seller in connection with any of the Transactions, and, except as set forth in Section 1.10, the obtaining of any Consent required to be obtained by the Seller, the Company (prior to the Closing) or any Affiliate of the Seller in connection with any of the Transactions; and (iii) the consummation and performance of the Transactions (collectively, the “Seller Transaction Expenses”).

(b) The Purchaser shall bear and pay all fees, costs and expenses that have been incurred or that are in the future incurred by, or on behalf or for the benefit of the Purchaser in connection with: (i) the negotiation, preparation and review of this Agreement and the other Transactional Agreements; (ii) the preparation and submission of any filing or notice required to be made or given by the Purchaser or any Affiliate of the Purchaser in connection with any of the Transactions, and the obtaining of any Consent required to be obtained by the Purchaser or any Affiliate of the Purchaser in connection with any of the Transactions; and (iii) the consummation and performance of the Transactions.

10.6 Notices. Any notice or other communication required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed properly delivered, given and received: (a) when delivered by hand; (b) the first business day after sent by registered mail, by overnight courier or by express delivery service; (c) if sent by facsimile transmission before 2:00 p.m. in California, when transmitted and receipt is confirmed; (d) if sent by facsimile transmission after 2:00 p.m. in California and receipt is confirmed, on the following business day, in any case to the address or facsimile telephone number set forth beneath the name of such party below (or to such other address or facsimile telephone number as such party shall have specified in a written notice given to the other parties hereto):

if to the Seller:

Oclaro Technology Limited

c/o Oclaro, Inc.

2560 Junction Ave.

San Jose, CA 95134

Attention: Kate Rundle, General Counsel

Facsimile: +1.408.919.1501

with a copy (which shall not constitute notice) to:

Jones Day

1755 Embarcadero Road

Palo Alto, California 94303

Attention: Robert T. Clarkson

Facsimile: +1.650.739.3900

if to the Purchaser:

II-VI Holdings B.V.

c/o II-VI Incorporated

375 Saxonburg Boulevard

Saxonburg, Pennsylvania 16056

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Attention: Francis J. Kramer, President

Facsimile: +1.724.352.5299

with a copy (which shall not constitute notice) to:

Sherrard, German & Kelly, P.C.

28th Floor, Two PNC Plaza

620 Liberty Avenue

Pittsburgh, Pennsylvania 15222

Attention: Robert D. German, Esquire

Facsimile: +1.412.261.6221

10.7 Headings. The bold-faced headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

10.8 Counterparts and Exchanges by Electronic Transmission or Facsimile. This Agreement may be executed in several counterparts, each of which shall constitute an original and all of which, when taken together, shall constitute one agreement. The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission or facsimile shall be sufficient to bind the parties to the terms and conditions of this Agreement.

10.9 Governing Law and Jurisdiction.

(a) This Agreement and any claim, dispute or issue arising out of or in connection with this Agreement or its subject matter, shall be governed in all respects by the laws of England and Wales (without giving effect to principles of conflicts of laws).

(b) Except as otherwise expressly provided in this Agreement or in Section 10.9(c),the courts of England and Wales have exclusive jurisdiction to settle any Proceeding or dispute arising out of or in connection with this Agreement or its subject matter. Each party to this Agreement:

(i)	expressly and irrevocably consents and submits to the jurisdiction of the courts of England and Wales in connection with any such Proceeding;

(ii)	irrevocably agrees that the courts of England and Wales will have exclusive jurisdiction in relation to any claim, dispute or difference concerning this Agreement, any matter arising from it and the negotiations leading up to it being entered into; and

(iii)	irrevocably waives any right that it may have to object to an action being brought in those Courts, to claim that the action has been brought in an inconvenient forum or to claim that those Courts do not have jurisdiction.

A judgment, order or decision of the courts of England and Wales in respect of any such Proceeding or dispute may be recognized or enforced by any courts of any state which, under the laws and rules applicable in that state, are competent or able to grant such recognition or enforcement.

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(c) Notwithstanding the submission to that exclusive jurisdiction or anything to the contrary contained in this Agreement any party may bring proceedings in the courts of any other state which have jurisdiction for reasons other than the parties’ choice, for the purpose of seeking:

(i) an injunction, order or other non-monetary relief (or its equivalent in such other state); and/or

(ii) any relief or remedy which, if it (or its equivalent) were granted by the courts of England and Wales, would not be enforceable in such other state.

(d) Notwithstanding anything to the contrary contained in this Agreement, any claim for indemnification pursuant to Section 8 shall be brought and resolved exclusively in accordance with Part 10.9(d) of the Disclosure Letter; provided, however, that nothing in this Section 10.9(d) shall prevent the Seller or the Purchaser from seeking preliminary injunctive relief from a court of competent jurisdiction.

10.10 Successors and Assigns; Parties in Interest.

(a) This Agreement shall be binding upon: the Seller and its successors and assigns (if any); and the Purchaser and its successors and assigns (if any). This Agreement shall inure to the benefit of: the Seller, the Purchaser; the other Indemnitees; and the respective successors and assigns (if any) of the foregoing.

(b) Neither the Seller nor the Purchaser may assign any of its rights or delegate any of its obligations under this Agreement without the prior written consent of the other party hereto, except that: (i) each party may assign any of its rights to any Affiliate of such party; and (ii) each party may delegate any of its obligations to any Affiliate of such party as long as such party remains jointly and severally liable with such Affiliate for such obligations.

(c) Except for the provisions of Section 8 hereof, none of the provisions of this Agreement is intended to provide any rights or remedies to any Person other than the parties to this Agreement and their respective successors and assigns (if any). Without limiting the generality of the foregoing, no creditor of the Seller or any Affiliate of the Seller shall have any rights under this Agreement or any of the other Transactional Agreements.

10.11 Remedies Cumulative; Specific Performance. The rights and remedies of the parties hereto shall be cumulative (and not alternative). Each party agrees that: (a) in the event of any breach or threatened breach by the other party of any covenant, obligation or other provision set forth in this Agreement, such party shall be entitled (in addition to any other remedy that may be available to it) to: (i) a decree or order of specific performance or mandamus to enforce the observance and performance of such covenant, obligation or other provision; and (ii) an injunction restraining such breach or threatened breach; and (b) no Person shall be required to provide any bond or other security in connection with any such decree, order or injunction or in connection with any related Proceeding.

10.12 Waiver. No failure on the part of any Person to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Person in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. No Person shall be

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deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Person; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

10.13 Amendments. This Agreement may not be amended, modified, altered or supplemented other than by means of a written instrument duly executed and delivered on behalf of the Purchaser and the Seller. Save as provided in Section 8 or otherwise expressly provided for in this Agreement, the Parties do not intend that any term of this Agreement is enforceable under the Contracts (Rights of Third Parties) Act 1999 by a person who is not a party to this Agreement and the consent of any person who is not a party to this Agreement shall not be required for the amendment, variation, rescission or termination of the same, but this does not affect any right or remedy of a third party which exists or is available apart from that Act.

10.14 Severability. In the event that any provision of this Agreement, or the application of any such provision to any Person or set of circumstances, shall be determined to be invalid, unlawful, void or unenforceable to any extent it shall to that extent be deemed not to form part of this Agreement but, the remainder of this Agreement, and the application of such provision to Persons or circumstances other than those as to which it is determined to be invalid, unlawful, void or unenforceable, shall not be impaired or otherwise affected and shall continue to be valid and enforceable to the fullest extent permitted by any Legal Requirements. Without limiting the foregoing, if, at the time of enforcement of the covenants contained in Sections 4.3 and 4.10 (the “Restrictive Covenants”), a court shall hold that the duration, scope or area restrictions stated herein are unreasonable under circumstances then existing, the Parties agree that the maximum duration, scope or area reasonable under such circumstances shall be substituted for the stated duration, scope or area and that the court shall be allowed and directed to revise the restrictions contained herein to cover the maximum period, scope and area permitted by Legal Requirements.

10.15 Entire Agreement. The Transactional Agreements and the NDA set forth the entire understanding of the parties relating to the subject matter thereof and supersede all prior agreements and understandings among or between any of the parties relating to the subject matter thereof.

10.16 Disclosure Letter. The Disclosure Letter shall be arranged in separate parts corresponding to the numbered and lettered sections contained herein; provided, however, that any information disclosed in any numbered or lettered part shall be deemed to relate to and to qualify any other representation or warranty or numbered or lettered section where such disclosure would reasonably be deemed to apply.

10.17 Appointment of Process Agent

(a) The Purchaser shall ensure that there is at all times appointed an agent for service of process on it in England in relation to any matter arising out of this Agreement or any of the other Transaction Documents, service upon whom shall be deemed completed whether or not forwarded to or received by the Purchaser and the Purchaser shall notify the Seller of the name of such agent and their contact details.

(b) The Purchaser may from time to time appoint a new process agent acceptable to the Seller (acting reasonably) to receive service of process in England pursuant to Section 10.17(a).

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(c) The Purchaser shall inform the Seller in writing of any change in the address of its process agent within 28 calendar days.

(d) If any process agent appointed by the Purchaser pursuant to this Section 10.17 ceases to have an address in England, the Purchaser irrevocably agrees to appoint a new process agent acceptable to the Seller (acting reasonably) and to deliver to the Seller within 14 calendar days a copy of a written acceptance of appointment by its new process agent.

(e) Pursuant to clause Section 10.17(a), the Purchaser agrees to appoint Gareth Rowles of II-VI U.K., Limited as its agent for service of process on it in England in relation to any matter arising out of this Agreement and the other Transaction Documents.

10.18 Construction.

(a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include the masculine and feminine genders.

(b) The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(c) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d) Any reference to “$”, “USD” or “dollars” means United States dollars. All amounts required to be paid under or pursuant to this Agreement shall be in United States Dollars.

(e) Except as otherwise indicated, all references in this Agreement to “Sections” are intended to refer to Sections of this Agreement.

[The remainder of this page is intentionally left blank.]

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The parties to this Agreement have caused this Agreement to be executed and delivered as of the date first written above.

II-VI HOLDINGS B.V.

BY: TRUST INTERNATIONAL MANAGEMENT (T.I.M.) B.V.,
Managing Director A

By:
Mr. C.C. van den Broek (Attorney-in-Fact A)

By:
Mr. R. Friele (Attorney-in-Fact B)

BY:
Francis J. Kramer, Managing Director B

Signed by
on behalf of
OCLARO TECHNOLOGY LIMITED in the presence of a witness:

By:
Name:	Name:
Title:	Title:

[Signature Page to Share and Asset Purchase Agreement]

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ANNEX A

CERTAIN DEFINITIONS

For purposes of the Agreement (including this Annex A):

Accounts Receivable. “Accounts Receivable” shall mean all accounts and notes receivable generated from the Business (other than accounts and notes receivable generated from the Company).

Affiliate. “Affiliate” shall mean, with respect to any Person, any other Person that as of the date of the Agreement or as of any subsequent date, directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with such specified Person. The foregoing notwithstanding, for purposes of this Agreement, the Company shall be deemed not to be an Affiliate of the Seller.

Agreement. “Agreement” shall mean the Asset Purchase Agreement to which this Annex A is attached (including the Disclosure Letter), as it may be amended from time to time.

Balance Sheet Date. “Balance Sheet Date” means June 29, 2013.

Business. “Business” shall have the meaning given to it on Annex A-II.

Cash and Cash Equivalents. “Cash and Cash Equivalents” as of a given time means the Company’s consolidated cash and cash equivalents, determined in accordance with GAAP and set forth on the Business Financial Statements.

Cayman Company. “Cayman Company” mean Bookham International Ltd.

CERCLA. “CERCLA” shall mean the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, 42 U.S.C. §§ 9601 et seq.

Code. “Code” shall mean the United States Internal Revenue Code of 1986, as amended.

Company Asset. “Company Asset” shall mean all properties, rights, interests and other tangible and intangible assets of the Company, including without limitation all Intellectual Property Rights, Technology, Equipment, Inventory, Company Contracts and Governmental Authorizations of the Company.

Company Contract. “Company Contract” shall mean any Contract to which the Company is a party.

Company Equipment. “Company Equipment” means all Equipment owned by the Company.

Company Inventory. “Company Inventory” means all Inventory owned by the Company.

Company IP. “Company IP” shall mean all Intellectual Property Rights and Technology in which the Company has an ownership interest or a license or similar right.

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Company Release. “Company Release” shall mean a release by the Seller and certain Affiliates of the Seller of claims against the Company, in form and substance satisfactory to the Purchaser and the Seller.

Consent. “Consent” shall mean any approval, consent, permission or authorization (including any Governmental Authorization).

Constituent Document. “Constituent Document” shall mean, with respect to any Person that is not a natural person, such Person’s articles of incorporation, certificate of incorporation, bylaws, or similar charter documents.

Contract. “Contract” shall mean any written, oral, implied or other agreement, contract, instrument, deed, purchase order or legally binding undertaking.

Copyrights. “Copyrights” shall mean all copyrights, copyrightable works, semiconductor topography and mask work rights, and applications for registration thereof, including all rights of authorship, use, publication, reproduction, distribution, performance transformation, moral rights and rights of ownership of copyrightable works and mask works, and all rights to register and obtain renewals and extensions of registrations, together with all other interests accruing by reason of international copyright, semiconductor topography and mask work conventions.

Current Assets. “Current Assets” means, with respect to the Company, without duplication, (A) Cash and Cash Equivalents, (B) prepaid expenses of the Company, (C) other assets which, in accordance with GAAP, should be defined as current assets, and (D) inventory, in each case determined in accordance with GAAP using the same method and methodologies that were used in the preparation of the Business Financial Statements.

Current Liabilities. “Current Liabilities” means, with respect to the Company, without duplication, (A) accounts payable of the Company, plus (ii) other liabilities of the Company which, in accordance with GAAP, should be defined as current liabilities, in each case determined in accordance with GAAP using the same method and methodologies that were used in the preparation of the Business Financial Statements, with the understanding that deferred revenue, taxes payable for earlier periods and deferred taxes will not be included in Current Liabilities as defined.

Damages. “Damages” shall mean any loss, damage, judgment, award, fines, penalties, Proceedings, assessments, fee (including any legal fee, expert fee, accounting fee or advisory fee) cost or expense, and including without limitation all special, indirect, incidental or consequential damages.

Disclosure Letter. “Disclosure Letter” shall mean the disclosure letter (dated as of the date of the Agreement) delivered to the Purchaser on behalf of the Seller.

Encumbrance. “Encumbrance” shall mean any lien, charge, security interest or encumbrance, other than: (a) statutory liens for Taxes that are not yet due and payable or liens for Taxes being contested in good faith by any appropriate proceedings for which adequate reserves have been established in the Business Financial Statements; (b) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements; (c) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by applicable Legal Requirements; (d) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies and other like liens; (e) liens in favor of customs and revenue authorities arising as a matter of Legal Requirements to secure payments of customs duties in connection with the importation of goods; (f) encumbrances that do not materially interfere with the use,

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operation or transfer of, or any of the benefits of ownership of, the property subject thereto, (g) any general cross-license of Technology or Intellectual Property Rights of Seller, the Company or Affiliates of the Seller; (h) any licenses or covenants not to sue granted to customers, resellers or OEMs of Seller, the Company or any Affiliates of the Seller; and (i) easements, rights of way, zoning ordinances and other similar encumbrances affecting the Leased Real Property which do not prohibit or interfere with the current operation of any Leased Real Property.

Environmental Law. “Environmental Law” shall mean any applicable Legal Requirement relating to the environment, or to Hazardous Material, including the emission, discharge, deposit, disposal, leaching, migration or release of any Hazardous Material into the environment or the generation, treatment, storage, transportation or disposal of any Hazardous Material.

Environmental Claim. “Environmental Claim” shall mean any Proceeding or Order, or, as to each, any settlement or judgment arising therefrom, by or from any Person alleging Liability of whatever kind or nature reasonably (including Liability or responsibility for the costs of enforcement proceedings, investigations, cleanup, governmental response, removal or remediation, natural resources damages, property damages, personal injuries, medical monitoring, penalties, contribution, indemnification and injunctive relief) arising out of, based on or resulting from any actual or alleged non-compliance with any Environmental Law or term or condition of any Environmental Permit.

Environmental Notice. “Environmental Notice” shall mean any written directive, notice of violation or infraction, or notice respecting any Environmental Claim relating to actual or alleged non-compliance with any Environmental Law or any term or condition of any Environmental Permit.

Environmental Permit. “Environmental Permit” shall mean any Governmental Authorization required under or issued, granted, given, authorized by or made pursuant to Environmental Law.

Entity. “Entity” shall mean any corporation, general partnership, limited partnership, limited liability partnership, joint venture or other entity.

Equipment. “Equipment” shall mean all furniture, fixtures, equipment (including development tools, testing equipment, factory test equipment, IT equipment), computer hardware, office equipment and apparatuses, tools, machinery and supplies and other tangible property (other than Inventory).

ERISA. “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

ERISA Affiliate. “ERISA Affiliate” shall mean any Person who is treated as a single employer along with the Seller pursuant to Section 414(b) or (c) of the Code.

Existing Contract Manufacturing Agreements. “Existing Contract Manufacturing Agreements” means (a) that certain Manufacturing and Purchase Agreement, by and between Parent and Fabrinet, effective as of November 8, 2011, (b) that certain Manufacturing and Purchase Agreement, by and between the Seller and Venture Corporation Ltd., effective as of March 19, 2012, and (c) that certain Equipment and Inventory Purchase Agreement by and among the Seller, the Shenzhen Company, Venture Electronics (Shenzhen) Co., Ltd. and Venture Electronics Services (M) Sdn Bhd dated March 19, 2012.

GAAP. “GAAP” shall mean generally accepted accounting principles in the United States set forth in the opinions and pronouncements of the Accounting Principles Board and the American Institute

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of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board, that are applicable to the circumstances of the date of determination, consistently applied.

Governmental Authorization. “Governmental Authorization” shall mean any permit, license, registration, qualification or authorization issued by any Governmental Body.

Governmental Body. “Governmental Body” shall mean any:

(a) nation, state, county, city, town, borough, village, district, or other jurisdiction;

(b) Federal, state, local, municipal, foreign, multinational, or other government;

(c) governmental authority of any nature (including any agency, branch, department, board, commission, court, tribunal, or other entity exercising governmental powers);

(d) body entitled or purporting to exercise, any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power, whether local, national, or international; or

(e) official of any of the foregoing.

Hazardous Material. “Hazardous Material” shall mean any “hazardous substance,” “pollutant,” “contaminant,” “hazardous waste,” “regulated substance,” “hazardous chemical” or “toxic chemical” as designated, listed or defined (whether expressly or by reference) in any statute, regulation or other Legal Requirement.

Indemnification Holdback Amount. “Indemnification Holdback Amount” shall mean $6,000,000.

Indemnification Holdback Fund. “Indemnification Holdback Fund” shall mean the funds held by Purchaser in accordance with Article 8 of this Agreement, excluding funds which by the terms of this Agreement should have been disbursed to Seller and all interest, dividends, gains and other income accrued thereon.

Indemnitees. “Indemnitees” shall mean Purchaser Indemnitees and Seller Indemnitees.

Indemnitors. “Indemnitors” shall mean the Purchaser and the Seller.

Intellectual Property Rights. “Intellectual Property Rights” shall mean all rights of the following types, which may exist or be created under the Legal Requirements of any jurisdiction in the world: (a) rights associated with works of authorship, including Copyrights, moral rights and mask works; (b) Trademark and trade name rights and similar rights; (c) Trade Secret rights; (d) Patent and industrial property rights; and (e) rights in or relating to registrations, renewals, extensions, combinations, divisions, and reissues of, and applications for, any of the rights referred to in clauses “(a)” through “(d)” above.

Intercompany Contract. “Intercompany Contract” means any Contract to which the sole parties are the Company (on the one hand) and one or more of Seller and any Affiliate of the Seller.

Intercompany Loans. “Intercompany Loans” means, with respect to the Company, any indebtedness for borrowed money or accounts payable owed by the Company to the Parent. or any Affiliate of the Parent.

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Inventory. “Inventory” shall mean all inventory (including spare parts, raw materials, work in process, finished goods, packaging and supplies), including all such in-transit inventory, but excluding any consumables used in the manufacture of any products of the Business other than consumables owned by the Company.

IRS. “IRS” means the United States Internal Revenue Service.

Issued Patents. “Issued Patents” shall mean all issued patents, reissued or reexamined patents, revivals of patents, utility models, certificates of invention, registrations of patents and extensions thereof, regardless of country or formal name, issued by the United States Patent and Trademark Office and any other Governmental Body.

Knowledge. Information shall be deemed to be known to or to the “Knowledge” of the Seller if that information is actually known by any Person identified on Annex A-I after due inquiry. Information shall be deemed to be known to or to the “Knowledge” of the Purchaser if that information is actually known by any of the directors or senior executive officers of the Purchaser. As used herein, the phrase “after due inquiry” shall mean, with respect to any Person, such Person’s inquiry of the direct report who would reasonably be expected to have actual knowledge of relevant facts and circumstances.

Legal Requirement. “Legal Requirement” shall mean any law, statute, rule or regulation issued, enacted or promulgated by any Governmental Body.

Liability. “Liability” shall mean any debt, obligation, duty or liability of any nature (including any unknown, undisclosed, unmatured, unaccrued, unasserted, contingent, indirect, conditional, implied, vicarious, derivative, joint, several or secondary liability), regardless of whether such debt, obligation, duty or liability would be required to be disclosed on a balance sheet prepared in accordance with GAAP and regardless of whether such debt, obligation, duty or liability is immediately due and payable.

Licensed Seller Intellectual Property. “Licensed Seller Intellectual Property” shall mean the Intellectual Property Rights and Technology licensed by Seller or an Affiliate of the Seller to Purchaser or an Affiliate of the Purchaser and as set forth in the Intellectual Property License Agreement.

Made Available. “Made Available” means made available to Purchaser and/or its Representatives prior to the Closing Date through the Seller’s virtual data room or otherwise.

Material Adverse Effect. “Material Adverse Effect” shall mean any change that does, or would be reasonably expected to, have a material adverse effect on the Company and the Transferred Assets, taken as a whole; provided, however, that none of the following shall be deemed either alone or in combination to constitute, and none of the following shall be taken into account in determining whether there has been or would be, a Material Adverse Effect: (a) any adverse effect resulting from or arising out of the announcement or pendency of the Agreement (including the identity of the Purchaser or the Purchaser’s plans for the Business) or the Transactions (including any action or inaction by the customers, suppliers, distributors, employees or competitors of the Parent, Company, Seller or their respective Affiliates); (b) any adverse effect resulting from or arising out of general economic conditions, including from conditions in the United States or foreign economies or banking or securities markets; (c) any adverse effect resulting from or arising out of general conditions in the industries in which the Business operates; (d) any adverse effect resulting from changes or developments in international, national, regional, state or local wholesale or retail markets for any product that has similar specification as the products of the Business, including enhancements, modifications, evolutions or combinations of or with such products, including those due to actions by competitors; (e) any adverse effect resulting from or arising out of any natural disaster or any acts of terrorism, sabotage, military action or war or any

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escalation or worsening thereof; (f) any adverse effect resulting from or arising out of any changes in any Legal Requirement or GAAP; (g) any failure by the Seller, the Parent, the Company or the Business to meet (A) any published analyst estimates or expectations of revenue, earning or other financial performance or results of operations for any period or products or (B) any budgets, plans, projections or forecasts of its revenues, earnings or other financial performance or results of operations for any period or products, whether or not published; or (h) any adverse effect resulting from the undertaking, performance or observance of the obligations contemplated by this Agreement, the failure to take any action as a result of restrictions or other prohibitions set forth in this Agreement, or any actions taken with the prior written consent of the Purchaser.

Material Contract. “Material Contract” shall mean (a) each Transferred Contract; (b) each of the Contracts listed in subsections (i)-(xiii) below, other than Intercompany Contracts, that are Company Contracts, and (c) each of the Contracts listed in subsections (i)-(x) below that exclusively relate to the Business:

(i) any Contract pursuant to which any material Intellectual Property Rights or Technology of the Business is or has been licensed, sold, assigned or otherwise conveyed or provided to the Company, Seller or an Affiliate of the Seller (other than any Contracts for non-customized software that (i) is licensed solely in executable or object code form pursuant to a nonexclusive software license and (ii) is generally available on standard terms);

(ii) any Contract imposing any material restriction on the right or ability of the Company, Seller or any Affiliate of Seller, or, after the Closing Date, the right or ability of the Purchaser or an Affiliate of Purchaser (A) to compete in any Product Line or the Business or with any Person or in any area or which would so limit the freedom of the Company, Seller or an Affiliate of the Seller or, after the Closing Date, the Purchaser or an Affiliate of Purchaser (including granting exclusive rights or rights of first refusal to license, market, sell or deliver any of the products or services offered by Seller), (B) to acquire any product or other asset or any services from any other Person, to sell any product or other asset to or perform any services for any other Person or to transact business or deal in any other manner with any other Person (including granting any rights of first refusal), or (C) develop, distribute or license any Technology or Intellectual Property Rights;

(iii) any Contract for the purchase of materials, supplies, goods, services, equipment or other assets providing for annual payments by the Company, Seller and the Affiliates of Seller of $500,000 or more;

(iv) any Contract relating to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise): (A) entered into after July 1, 2010, or (B) pursuant to which the Company, Seller or an Affiliate of the Seller has any current or future rights or obligations;

(v) any Contract relating to indebtedness for borrowed money or the deferred purchase price of property (in either case, whether incurred, assumed, guaranteed or secured by any asset of the Company);

(vi) any Contract relating to any interest rate, currency or commodity derivatives or hedging transaction of the Company;

(vii) any Contract under which (A) any Person has directly or indirectly guaranteed any liabilities or obligations of the Company, or (B) the Company has directly or indirectly guaranteed liabilities or obligations of any other Person (in each case other than endorsements for the purposes of collection in the ordinary course of business);

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(viii) any Lease of the Company;

(ix) any partnership, joint venture or any sharing of revenues, profits, losses, costs or Liabilities or any other similar Contracts; and

(x) other than purchase orders received in the ordinary course of business, any other Contract (1) not made in the ordinary course of business that is material to the Business or the Company; and (2) is not terminable without penalty or Liability on 60 days prior written notice.

NDA. “NDA” means that certain Confidentiality Agreement dated as of February 19, 2013 between the Parent and Purchaser.

Net Working Capital. “Net Working Capital” means Current Assets minus Current Liabilities (an example calculation of which is included as Part 1.6(a) of the Disclosure Letter) as of 11:59 pm, Pacific Time on the Closing Date.

Net Working Capital Target. “Net Working Capital Target” shall mean $6,738,000.

Open Source Software. “Open Source Software” shall mean any Software that is subject to any: “open source,” “copyleft,” or other similar types of license terms (including any GNU General Public License, Library General Public License, Lesser General Public License, Mozilla license, Berkeley Software Distribution license, Open Source Initiative license, MIT, Apache, and Public Domain licenses, and the like), including any licensed approved by the Open Source Initiative and listed at http://www.opensource.org/licenses.

Order. “Order” shall mean any order, judgment, decree, injunction, ruling, decision or award issued by any court, administrative agency or other Governmental Body or any arbitrator or arbitration panel.

Organizing Documents. “Organizing Documents” shall mean the certificate of incorporation, bylaws, and any other similar organizational or constituent documents.

Owned IP. “Owned IP” shall mean: (a) all Intellectual Property Rights and Technology that is used or held for use in or that relates to the Business in which the Company, the Seller or any Affiliate of the Seller has an ownership interest.

Parent. “Parent” means Oclaro, Inc., a Delaware corporation.

Parent Non-compete Agreement. “Parent Non-compete Agreement” shall mean that certain non-compete agreement to be executed by Parent for the benefit of Purchaser and its Affiliates, substantially consistent with the non-compete provisions of Section 4.3 of this Agreement.

Patent Applications. “Patent Applications” shall mean all published or unpublished nonprovisional and provisional patent applications and reexamination proceedings.

Patents. “Patents” shall mean the Issued Patents and the Patent Applications.

Permits. “Permits” shall mean all permits, licenses, franchises, approvals, authorizations, registrations, certificates, variances and similar rights obtained from Governmental Authorities.

Person. “Person” shall mean any individual, Entity or Governmental Body.

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Pre-Closing Period. “Pre-Closing Period” shall mean the period from the date of the Agreement through the Closing Date.

Post-Closing Period. “Post-Closing Period” shall mean the period from the date after the Closing Date.

Prepayments. “Prepayments” shall mean any prepaid expenses, credits, advance payments, security deposits and other deposits, but not including any estimated Taxes.

Proceeding. “Proceeding” shall mean any action, suit or legal proceeding commenced, conducted or heard by or before any Governmental Body or any arbitrator or arbitration panel.

Purchaser Indemnitees. “Purchaser Indemnitees” shall mean the following Persons: (a) the Purchaser; (b) the Purchaser’s current and future Affiliates; (c) the respective current and future Representatives of the Persons referred to in clauses “(a)” and “(b)” of this sentence; and (d) the respective successors and assigns of the Persons referred to in clauses “(a)”, “(b)” and “(c)” of this sentence.

Quitclaim. “Quitclaim” means that quitclaim with respect to certain assets, as executed by an Affiliate of Seller and dated on or about the date hereof.

Records. “Records” shall mean, whether or not such information is maintained in writing, visually, electronically or in machine readable or any other form: (a) books of account, ledgers and general, financial and accounting records, tax declarations and tax records, machinery and equipment maintenance files, customer lists, customer purchasing histories, price lists, distribution lists, supplier lists, production data, lab notebooks, quality system audit reports, failure mode analyses, quality control records and procedures, sales material and records (including pricing history, total sales, terms and conditions of sale, sales and pricing policies and practices), marketing and promotional surveys, publicly filed documents relating to any Proceeding currently pending, internal and external audit reports (including, reports relating to financial, quality, export control or trade compliance matters), documents relating to any mergers or acquisitions; and (b) research and development files and intellectual property files relating to any Intellectual Property Right or Technology and (c) all historical parametric data and related information including such data that relates to the historic production of products.

Registered IP. “Registered IP” shall mean all Seller IP that is registered, filed, or issued under the authority of, with or by any Governmental Body, including all Patents, registered Copyrights, registered mask works and registered Trademarks and all applications for any of the foregoing.

Release. “Release” shall mean any actual or threatened release, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, abandonment, disposing or allowing to escape or migrate into or through the environment (including, without limitation, ambient air (indoor or outdoor), surface water, groundwater, land surface or subsurface strata or within any building, structure, facility or fixture) in violation of Environmental Law.

Representatives. “Representatives” shall mean officers, directors, employees, agents, attorneys, accountants and financial and other advisors.

Restricted Matters Share. “Restricted Matters Share” shall mean an equity interest of the Cayman Company granting certain protective rights with respect to the management of the Cayman Company to the holder thereof.

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Retained Accounts Receivable Amount. “Retained Accounts Receivable Amount” shall mean $14,713,976.

Seller Contract. “Seller Contract” shall mean any Contract exclusively relating to the Business to which the Seller or any Affiliate of the Seller is a party.

Seller Indemnitees. “Seller Indemnitees” shall mean the following Persons: (a) the Seller; (b) the Seller’s current and future Affiliates, including the Parent; (c) the respective current and future Representatives of the Persons referred to in clauses “(a)” and “(b)” of this sentence; and (d) the respective successors and assigns of the Persons referred to in clauses “(a)”, “(b)” and “(c)” of this sentence.

Seller IP. “Seller IP” shall mean: (a) all Company IP, and (b) all Intellectual Property Rights and Technology that is used in the Business in which the Seller or any Affiliate of the Seller has an ownership interest or a license or similar right, including but not limited to the Transferred Patents, the Transferred IP, and the Licensed Seller Intellectual Property.

Shenzhen Company. “Shenzhen Company” shall mean Oclaro Technology (Shenzhen) Co., Ltd., a Peoples Republic of China company.

Shrink-Wrap Code. “Shrink-Wrap Code” shall mean generally commercially available, off-the-shelf Software where available for a cost of not more than $5,000 for a perpetual license for a single user or work station (or $1,000 for an annual license for a single user or work station).

Software. “Software” shall mean computer software, programs and databases in any form, including source code, object code, operating systems and specifications, data, databases, GDS and GDSII files, database management code, firmware, utilities, graphical user interfaces, menus, images, icons, forms and software engines, and all related documentation, developer notes, comments and annotations.

Subsidiary. “Subsidiary” means, with respect to any Person, any other Person that is an entity, whether incorporated or unincorporated, at least a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such other Person that is an entity is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries, or of which such Person or any one of its Subsidiaries is the managing member or general partner.

Tax. “Tax” shall mean any tax (including any income tax, franchise tax, capital gains tax, estimated tax, gross receipts tax, value-added tax, surtax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, occupation tax, inventory tax, occupancy tax, withholding tax or payroll tax), levy, assessment, tariff, impost, imposition, toll, duty (including any customs duty), deficiency or fee, and any related charge or amount (including any fine, penalty or interest), that is imposed, assessed or collected by or under the authority of any Governmental Body or is payable pursuant to any tax-sharing agreement.

Tax Return. “Tax Return” shall mean any return, report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information that is, has been or may in the future be filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax

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or in connection with the administration, implementation or enforcement of or compliance with any Legal Requirement relating to any Tax.

Technology. “Technology” shall mean algorithms, apparatus, databases, data collections, diagrams, inventions, know-how, logos, marks, methods and processes, protocols, software, techniques, works of authorship and other forms of technology (whether or not embodied in any tangible form and including all tangible embodiments of the foregoing, such as instruction manuals, laboratory notebooks, prototypes, samples, studies and summaries).

Trademarks. “Trademarks” shall mean all (i) trademarks, service marks, marks, logos, insignias, designs, names or other symbols, (ii) applications for registration of trademarks, service marks, marks, logos, insignias, designs, names or other symbols, (iii) trademarks, service marks, marks, logos, insignias, designs, names or other symbols for which registrations has been obtained.

Trade Secrets. “Trade Secrets” shall mean all product specifications, data, know-how, formulae, compositions, processes, designs, sketches, photographs, graphs, drawings, samples, inventions and ideas, research and development, manufacturing or distribution methods and processes, customer lists, current and anticipated customer requirements, price lists, market studies, business plans, computer software and programs (including object code), computer software and database technologies, systems, structures and architectures (and related processes, formulae, composition, improvements, devices, know-how, inventions, discoveries, concepts, ideas, designs, methods and information), and any other information, however documented, that is a trade secret within the meaning of the applicable trade-secret protection Legal Requirements.

Transactional Agreements. “Transactional Agreements” shall mean: (a) the Agreement; (b) the Manufacturing and Supply Agreement; (c) the Transition Services Agreement; (d) the Assumption Agreement; (e) the Intellectual Property License Agreement; (f) Bills of Sale; (g) the Payoff Instructions; (h) the certificates required under Sections 5.4 and 6.3; (i) the Non-UK Transfer Documents; and (j) the Assignment Agreements.

Transactions. “Transactions” shall mean: (a) the execution and delivery of the respective Transactional Agreements; and (b) all of the transactions contemplated by the respective Transactional Agreements, including: (i) the sale of the Shares and the Transferred Assets by the Seller to the Purchaser in accordance with the Agreement; (ii) the assumption of the Assumed Liabilities by the Purchaser in accordance with the Agreement; and (iii) the performance by the Seller and the Purchaser or their respective Affiliates of their respective obligations under the Transactional Agreements, and the exercise by the Seller and the Purchaser of their respective rights under the Transactional Agreements.

UK Employees. “UK Employees” shall mean any individual under a contract of services or otherwise who is principally or wholly assigned to any of the Transferred Assets or to any business of the Seller or any of its Affiliates situated immediately before Closing in the United Kingdom.

WARN Act. “WARN Act” means the federal Worker Adjustment and Retraining Notification Act of 1988, and similar state, local and foreign Legal Requirements related to plant closings, relocations, mass layoffs and employment losses.

Working Capital Holdback Amount. “Working Capital Holdback Amount” shall mean $2,000,000.

Working Capital Holdback Fund. “Working Capital Holdback Fund” shall mean the funds held by Purchaser in accordance with Section 1.6 of this Agreement, excluding funds which by the terms

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of this Agreement should have been disbursed to Seller and all interest, dividends, gains and other income accrued thereon.

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Each of the following terms is defined in the Section set forth opposite such terms:

Term	Section
Accounting Arbiter	1.6(c)
Assignment Agreements	5.4(h)
Assumed Liabilities	1.5(a)
Assumption Agreement	1.4(b)
Audited Financial Statements	4.6
Bills of Sale	5.4(g)
Business Financial Statements	2.4(b)
Claim Notice	8.1(d)
Closing	1.9
Closing Date	1.9
Closing Date Net Working Capital	1.6(b)
Company	Recital
Company Balance Sheet	2.4(a)
Company Employee	9.1
Company Financial Statements	2.4(a)
Competing Business	4.3(a)(i)
Competing Territory	4.3(a)(ii)
Deductible Amount	8.4(a)
Eligible Employee	9.1
Exchange Act	2.16
Excluded Assets	1.2
Excluded Liabilities	1.5(b)
Foreign Plan	2.12(f)
Fundamental Rep	8.1(b)
General Representation Termination Date	8.1(b)
In-Licenses	2.6(f)
Indemnification Holdback Claim Period	8.6
Intellectual Property License Agreement	5.4(c)
Leased Real Property	2.14(b)
Leases	2.14(b)
License Agreements	2.6(f)
Manufacturing and Supply Agreement	5.4(a)
Material Customers	2.18(a)
Material Suppliers	2.18(b)
Money Laundering Laws	2.19(b)
Non-UK Transferred Assets Non-UK Transferred Documents	1.2 1.2
Organizing Documents	2.6(f)
Purchase Price	1.4
Purchaser	Introduction
Related Party	2.22
Related Party Arrangements	2.22

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Relocated Equipment	4.7
Repurchased Transferred Equipment	4.7
Returned Equipment	4.7
Seller	Introduction
Seller Benefit Plan	2.12(a)
Seller Transaction Expenses	10.5(a)
Shares	Recital
Shenzhen Equipment	1.12
Shenzhen Transfer Taxes	1.7
Shortfall	1.6(d)(ii)
SOL Rep	8.1(b)
SOL Representation Termination Date	8.1(b)
Special Jurisdiction Transferred Employee	9.7
Straddle Period	10.1(a)
Straddle Period Return	10.1(a)
Tangible Transferred Assets	1.3
Target	4.3(c)(ii)
Transfer Taxes	1.8
Transferred Assets	1.2
Transferred Books	1.2(f)
Transferred Contracts	1.2(e)
Transferred Employee	9.1
Transferred Equipment	1.2(d)
Transferred Governmental Authorization	1.2(g)
Transferred Inventory	1.2(c)
Transferred IP	1.2(b)
Transferred Patents	1.2(a)
Transition Services Agreement	5.4(b)
UK Transferred Assets	1.2
U.S. Export Controls	2.19(d)(i)
U.S. Transferred Assets	1.2

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ANNEX A-I

MEMBERS OF KNOWLEDGE GROUP1

Greg Dougherty

Jerry Turin

Kate Rundle

Yves LeMaitre

Terry Unter

Jim Haynes

Pete Mangan

Julie Stephenson

[1]	Seller acknowledges that Bernd Meyer, Keith Border, Gunnar Stolze, Simon Barsby, Gary Seagreaves, Tim Kattner, and Edward Xiao are each a direct report of one or more persons listed on Annex A-I. In addition, for purposes of this Agreement, the parties agree that Reto Siegrist, Manfred Burkard, Karlheinz Gulden, and Norbert Lichtenstein shall each be deemed to be a direct report of one or more persons listed on Annex A-I.

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ANNEX A-II

DEFINITION OF “BUSINESS”

“Business” shall mean the Zurich, Switzerland-based semiconductor laser diode business owned by the Seller and its Affiliates, including without limitation, product lines serving the broad industrial, life sciences, medical, military, consumer, automotive and telecommunications markets including, supporting business assets in the possession of, or in the custody or control of, or owned by Affiliates of the Seller and located in Zurich Switzerland, Tucson, Arizona, Shenzhen, China, the United Kingdom, Malaysia and Thailand, and together with the business assets relating to the following:

(i) all products and the technology embodied in such products as such exist on the Effective Date, (ii) all products under development and the technology embodied in such products as such exist on the Effective Date, and (iii) the right to develop all future products and technology that may be derived from the products and technology described in (i) and (ii) above (the “Products”), within Seller’s and Seller’s Affiliates’ portfolios designated as:

a.	High Power Lasers, which includes the following product lines: HPL FC Bars, HPL MM&SM Bars, HPL MM&SM Single emitters, and HPL Stacks & Pump trays, including all high power single mode and multimode lasers or laser bars sold in a variety of configurations, including, un-mounted, mounted, assembled, packaged, collimated, fiber or waveguide coupled configurations. (“HPL Products”)

b.	High Volume Components (“HVC”) which include the following product lines: GaAs substrate-based VCSELs which can be modulated at data rates as high as 100 Gbps, and GaAs substrate-based edge emitters for high volume applications, including all lasers or laser arrays sold in a variety of configurations, including un-mounted, mounted, assembled, packaged, collimated, fiber or wavelength coupled configuration. (“HVC Products”)

c.	Pump lasers which include the following product lines: Cooled 980 Pumps, Uncooled 980 Pumps, 980 Submarine and Multimode pumps, including single-mode and multi-mode laser diodes in a variety of configurations including un-mounted, mounted, assembled, packaged, collimated, fiber or waveguide coupled configurations of wavelength range suitable for pumping optical amplifiers. (“Pump Products”)

d.	Fiber tail assemblies used in the manufacture of the HPL Products, the HVC Products, and the Pump Products (“Fiber Tail Assemblies”). Notwithstanding the foregoing, it is understood that Seller and its Affiliates may continue to use, sell, make or have made a variety of fiber tail assemblies not transferring or otherwise outside the Business.

i

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e.	Packaging technology (as it exists on the Effective Date), including, chip on carrier and pump module packaging and testing technology which may be suitable or adaptable for use with Raman pumps (“Raman Packaging Technology”)

f.	High Reliability Pigtail PIN receiver modules for use in submerged undersea applications.

Notwithstanding the foregoing, the Business and the products of the Business shall not include the Seller’s or the Seller’s Affiliates’ InP 14xx Pump chips and PIN receiver chips or any InP technology for the design, development, manufacture, marketing or exploitation of such chips.

ii